File Nos.   333-
                                                                       811-05618
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION  STATEMENT UNDER THE SECURITIES ACT OF 1933                   (X)
            Pre-Effective  Amendment No.                                   ( )
            Post-Effective  Amendment No.                                  ( )

REGISTRATION  STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940           ( )
            Amendment  No.   62                                            (X)

                   (Check appropriate box or boxes.)

     ALLIANZ  LIFE  VARIABLE  ACCOUNT  B
     -----------------------------------
        (Exact  Name  of  Registrant)

     ALLIANZ  LIFE  INSURANCE  COMPANY  OF  NORTH  AMERICA
     -----------------------------------------------------
        (Name  of  Depositor)


     1750  Hennepin  Avenue,  Minneapolis,  MN                           55403
     -------------------------------------------                         -----
     (Address  of  Depositor's  Principal  Executive  Offices)      (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code    (612)  347-6596

     Name  and  Address  of  Agent  for  Service
     -------------------------------------------
          Michael  T.  Westermeyer
          Allianz  Life  Insurance  Company  of  North  America
          1750  Hennepin  Avenue
          Minneapolis,  MN    55403

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT  06881
          (203)  226-7866



Approximate Date of Proposed Public Offering:

      As soon as practicable after the effective date of this Filing.

Title of Securities Registered:

     Individual Deferred Variable Annuity Contracts

================================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                            CROSS REFERENCE SHEET
                            (Required by Rule 495)

Item No.                                                 Location
--------                                                 --------

                                     PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions .  . . . . . . . . . . . . . . .   Index of Terms

Item 3.   Synopsis or Highlights.  . . . . . . . . . .   Summary

Item 4.   Condensed Financial Information. . . . . . .   Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . . . Other Information-
                                                         The Separate Account,
                                                         Allianz Life,
                                                         Investment Options

Item 6.   Deductions. . . . . . . . .. . . . . . . . . . Expenses

Item 7.   General Description of Variable
          Annuity Contracts . . . . . . . . . . . . . . .The Variable
                                                         Annuity Contract

Item 8.   Annuity Period. . .. . . . . . . . . . . . . . Annuity Payments
                                                         (The Payout Phase)

Item 9.   Death Benefit. . . . . . . . . . . . . . . . . Death Benefit

Item 10.  Purchases and Contract Value. . . . . . . . . .Purchase

Item 11.  Redemptions. . . . . . . . . . . . . . . . . . Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . . . Taxes

Item 13.  Legal Proceedings. . . . . . . . . . . . . . . None

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . .    Table of Contents
                                                         of the Statement of
                                                         Additional Information




                         CROSS REFERENCE SHEET (cont'd)
                             (Required by Rule 495)


Item No.                                               Location
--------                                               --------

                                     PART B

Item 15.  Cover Page. . . . . . . . .. . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . . . .   Insurance Company

Item 18.  Services. . . . . . . . . . . . .. . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered. . . .  Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . .  Distributor

Item 21.  Calculation of Performance Data. . . . . .   Calculation of
                                                       Performance Data

Item 22.  Annuity Payments. . . . . . . . . . . . . .  Annuity Provisions

Item 23.  Financial Statements. . . . .  . . . . . .   Financial Statements



                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.




                                     PART A


                          THE VARIABLE ANNUITY CONTRACT
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
--------------------------------------------------------------------------------

This prospectus describes the variable annuity contract with a Fixed Account offered by Allianz Life Insurance Company of North America (Allianz Life).

The annuity has 37 Sub-Accounts, each of which invests in one of the Portfolios listed below, and a Fixed Account of Allianz Life. You can select up to 10 Investment Options (which includes any of the Sub-Accounts and the Fixed Account). The Fixed Account may not be available in your state.

AIM VARIABLE INSURANCE FUNDS, INC.:

AIM V.I. Capital Appreciation Fund
AIM V.I. Growth Fund

AIM V.I. International Equity Fund
AIM V.I. Value Fund

THE ALGER AMERICAN FUND:

Alger American Growth Portfolio
Alger American Leveraged AllCap Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

DAVIS VARIABLE ACCOUNT FUND, INC.:

Davis VA Financial Portfolio
Davis VA Real Estate Portfolio
Davis VA Value Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

Franklin Growth and Income Fund
Franklin Rising Dividends Securities Fund
Franklin Small Cap Fund
Franklin U.S. Government Fund
Mutual Discovery Securities Fund
Mutual Shares Securities Fund
Templeton Developing Markets Equity Fund
Templeton Global Growth Fund
Templeton Pacific Growth Fund

JP MORGAN SERIES TRUST II:

J.P. Morgan International Opportunities Portfolio
J.P. Morgan U.S. Disciplined Equity Portfolio

OPPENHEIMER VARIABLE ACCOUNT FUNDS:

Oppenheimer VA Global Securities Fund
Oppenheimer VA High Income Fund
Oppenheimer VA Main Street Growth & Income Fund

PIMCO VARIABLE INSURANCE TRUST:

PIMCO VIT High Yield Bond Portfolio
PIMCO VIT StocksPLUS Growth and Income Portfolio
PIMCO VIT Total Return Bond Portfolio


SELIGMAN PORTFOLIOS, INC.:

Seligman Global Technology Portfolio
Seligman Small-Cap Value Portfolio

USALLIANZ VARIABLE INSURANCE PRODUCTS TRUST:

USAllianz VIP Diversified Assets Fund
USAllianz VIP Fixed Income Fund
USAllianz VIP Global Opportunities Fund
USAllianz VIP Growth Fund
USAllianz VIP Money Market Fund

VAN KAMPEN LIFE INVESTMENT TRUST:

Van Kampen LIT Enterprise Portfolio
Van Kampen LIT Growth and Income Portfolio


Please read this prospectus before investing and keep it for future reference. It contains important information about the variable annuity contract with a Fixed Account.

To learn more about the annuity offered by this prospectus, you can obtain a copy of the Statement of Additional Information (SAI) dated ___________, 2000. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI is on page __ of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information about companies that file electronically with the SEC. For a free copy of the SAI, call us at (800) 542-5427 or write us at: 1750 Hennepin Avenue, Minneapolis, Minnesota 55403-2195.

The Variable Annuity Contracts:

         o are not bank deposits
         o are not federally insured
         o are not endorsed by any bank or government agency
         o are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Dated:               , 2000.



                                TABLE OF CONTENTS
Index of Terms

Summary

Fee Table

The Variable Annuity Contract
     Ownership
     Contract Owner
     Joint Owner
     Annuitant
     Beneficiary
     Assignment

 Annuity Payments (The Payout Phase)
    Income Date
    Annuity Payments
    Annuity Options

Purchase
    Purchase Payments
    Automatic Investment Plan
    Allocation of Purchase Payments
    Free Look
    Accumulation Units

Investment Options
    Transfers
    Dollar Cost Averaging Program
    Flexible Rebalancing
    Financial Advisers - Asset Allocation Programs
    Voting Privileges
    Substitution

Expenses
    Insurance Charges
         Mortality and Expense Risk Charge
         Administrative Charge
         Distribution Expense Charge
    Contract Maintenance Charge
    Contingent Deferred Sales Charge
    Waiver of Contingent Deferred
      Sales Charge Benefits
    Reduction or Elimination of the
       Contingent Deferred Sales Charge
    Commutation Fee
    Transfer Fee
    Premium Taxes
    Income Taxes
    Portfolio Expenses

Taxes
    Annuity Contracts in General
    Qualified and Non-Qualified Contracts
    Multiple Contracts
    Surrenders - Non-Qualified Contracts
    Surrenders - Qualified Contracts
    Surrenders - Tax-Sheltered Annuities
    Diversification

Access to Your Money
    Systematic Withdrawal Program
    Minimum Distribution Program
    Suspension of Payments or Transfers

Performance

Death Benefit
    Upon Your Death
    Death of Annuitant

Other Information
    Allianz Life
    The Separate Account
    Distribution
    Administration
    Financial Statements

Table of Contents of the Statement of Additional Information

Appendix


INDEX OF TERMS
--------------------------------------------------------------------------------
This prospectus is written in plain English to make it as understandable as possible. However, there are some technical words or terms used which are capitalized in the prospectus. The page that is indicated below is where you will find the definition for the word or term.

                                                                            Page

Accumulation Phase
Accumulation Unit
Annuitant
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Contract
Contract Owner
Contract Value
Fixed Account
Income Date
Investment Option
Joint Owner
Non-Qualified
Payout Phase
Portfolio
Purchase Payment
Qualified
Rewards Value
Sub-Account
Tax Deferral
Underlying Mutual Fund

SUMMARY
--------------------------------------------------------------------------------

The sections in this summary correspond to sections in this prospectus which discuss the topics in more detail.

The Variable Annuity Contract: The annuity contract offered by Allianz Life provides a means for investing on a tax-deferred basis in the Investment Options which consist of 37 Sub-Accounts and the Allianz Life Fixed Account. The Contract is intended for retirement savings or other long-term investment purposes.

Annuity Payments: If you want to receive regular income from your annuity, you can choose an Annuity Option. You can choose whether to have payments come from our general account, the available Sub-Accounts or both. If you choose to have any part of your payments come from the Sub-Accounts, the dollar amount of your payments may go up or down based on the performance of the Portfolios the Sub-Accounts invest in.

Purchase: You can buy the Contract with $15,000 or more. You can add $250 or more (or $100 if you select our automatic investment plan) any time you like during the Accumulation Phase.

Bonus: For all Purchase Payments you make prior to your 81st birthday, Allianz Life will credit your Contract with a bonus at the time of contribution to the Contract. The amount of the bonus will be based on the total amount of Purchase Payments you have made at the time of the contribution, less any surrenders you have made (and applicable contingent deferred sales charge.) Bonus amounts are available for surrender only when the bonus becomes vested (which varies depending upon how long Allianz Life has had your Purchase Payment).

Investment Options: You can put your money in the Sub-Accounts and/or you can invest in the Allianz Life Fixed Account. The investment returns on the Portfolios are not guaranteed. You can lose money. You can make transfers between Investment Options.

Expenses: The contract has insurance features and investment features, and there are costs related to each.

Each year, Allianz Life deducts a $40 contract maintenance charge from your Contract. Allianz Life currently waives this charge if the Rewards Value of your Contract is at least $75,000.

Allianz Life deducts a mortality and expense risk charge which varies depending upon whether you select the traditional death benefit or the enhanced death benefit. The charge is equal, on an annual basis, to 1.50% of the average daily value of the Contract invested in a Sub-Account if you select the traditional death benefit and 1.70% of the average daily value of the Contract invested in a Sub-Account if you select the enhanced death benefit. Allianz
Life also deducts an administrative charge which is equal, on an annual basis, to 0.15% of the value of the Contract invested in a Sub-Account.

There are also daily investment charges which range, on an annual basis, from 0.60% to 1.85% of the average daily value of the Portfolio, depending upon the Portfolio.

You can make 12 free transfers each year. After that, Allianz Life deducts a $25 transfer fee for each additional transfer.

If you take money out of the Contract, Allianz Life may assess a contingent deferred sales charge against each Purchase Payment withdrawn. The contingent deferred sales charge starts at 8.5% in the first year and declines to 0% after 10 complete years.

Access to Your Money: You can take money out of your Contract during the Accumulation Phase. Surrenders during the Accumulation Phase may be subject to a contingent deferred sales charge. You may also have to pay income tax and a tax penalty on any money you take out. Under certain circumstances, you can also take money out during the Payout Phase if you select Annuity Option 2, 4 or 6. Money you take out during the Payout Phase is subject to a commutation fee.

Taxes: Your earnings are not taxed until you take them out. If you take money out during the Accumulation Phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be subject to a 10% federal tax penalty on the earnings withdrawn.



Death Benefit: If you die before moving to the Payout Phase, the person you have chosen as a Beneficiary will receive a death benefit. The amount of the death benefit depends on whether you select the traditional death benefit or the enhanced death benefit.

Free-Look: You can cancel the contract within 10 days after receiving it (or whatever period is required in your state). Allianz Life will refund the Contract Value on the day it receives your request to cancel the Contract. This may be more or less than your original payment. In certain states, or if you have purchased the Contract as an individual retirement annuity, Allianz Life will refund the Purchase Payment.

Inquiries: If you have any questions about your Contract or need more information, please contact us at:

                    USAllianz Service Center
                    300 Berwyn Park
                    P.O. Box 3031
                    Berwyn, PA 19312-0031
                    (800) 624-0197

FEE TABLE
--------------------------------------------------------------------------------

The purpose of this Fee Table is to help you understand the costs of investing, directly or indirectly, in the Contract. It reflects expenses of the Separate Account as well as the Portfolios.

CONTRACT OWNER TRANSACTION FEES

Contingent Deferred Sales Charge*
    (as a percentage of Purchase Payments)

               Number of Complete Years
               Since Receipt of Purchase
                        Payment                            Charge
           ---------------------------------------------------------
                           0-1                              8.5%
                           1-2                              8.5%
                           2-3                              8.5%
                           3-4                              8.5%
                           4-5                              8.0%
                           5-6                              7.0%
                           6-7                              6.0%
                           7-8                              5.0%
                           8-9                              4.0%
                           9-10                             3.0%
                           10 or more                       0.0%



Commutation Fee
(as a percentage amount liquidated under Annuity Option 2,4 or 6)

Years Since Income Date                Charge
-----------------------                ------

0-1                                     7%
1-2                                     6%
2-3                                     5%
3-4                                     4%
4-5                                     3%
5-6                                     2%
over 6                                  1%

Transfer Fee

                    First 12 transfers in a Contract year are free. Thereafter, the fee is $25 per transfer. Dollar Cost Averaging transfers and Flexible Rebalancing transfers are not counted.

CONTRACT MAINTENANCE CHARGE**        $40 per Contract per year


SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

                                                                    Traditional          Enhanced
                                                                   Death Benefit       Death Benefit
                                                                   -------------      ----------------
Mortality and Expense Risk Charge                                   1.50%                 1.70%
Administrative Charge                                                .15%                  .15%
Distribution Expense Charge                                            0%                    0%
                                                                    -----                 -----
Total Separate Account Annual Expenses                              1.65%                 1.85%

* Each year, on a non-cumulative basis (less any previous surrenders you make in the current Contract year which are not subject to a contingent deferred sales charge), you may make partial surrenders of up to a total of 10% of Purchase Payments and no contingent deferred sales charge will be assessed. See "Access to Your Money" for additional options.

** The charge is waived if the Rewards Value of your Contract is at least $75,000. If you own more than one Contract offered under this Prospectus (registered with the same social security number), we will determine the total Rewards Value of all your Contracts. If the total Rewards Value of all your Contracts is at least $75,000, the charge is waived on all your Contracts.

1998 ANNUAL FUND EXPENSES (as a percentage of a Portfolio's average net assets)

                                                             Other Expenses      Total Fund Expenses
                                                             (after waivers/     (after waivers/
                                    Management     12b-1     reimbursements      reimbursements
Portfolio                              Fees        Fees      as noted)           as noted)
---------                           ----------     -----     ---------------     -------------------
AIM V.I. Capital Appreciation Fund    .62%                       .05%                  .67%
AIM V.I. Growth Fund                  .64%                       .08%                  .72%
AIM V.I. International Equity Fund    .75%                       .16%                  .91%
AIM V.I. Value Fund                   .61%                       .05%                  .66%
Alger American Growth Portfolio       .75%                       .04%                  .79%
Alger American Leveraged AllCap
  Portfolio 1                         .85%                       .11%                  .96%
Alger American MidCap Growth
  Portfolio                           .80%                       .04%                  .84%
Alger American Small Capitalization
  Portfolio                           .85%                       .04%                  .89%
Davis VA Financial Portfolio          .75%                       .25%                 1.00%
Davis VA Real Estate Portfolio        .75%                       .25%                 1.00%
Davis VA Value Portfolio              .75%                       .25%                 1.00%
Franklin Growth and Income Fund,
  Class 2 5                           .47%         .25%          .02%                  .74%
Franklin Rising Dividends Securities
  Fund, Class 2   5                   .70%         .25%          .02%                  .97%
Franklin Small Cap Fund, Class 2 5    .75%         .25%          .02%                 1.02%
Franklin U.S. Government Fund,
  Class 2 5                           .48%         .25%          .02%                  .75%
J.P. Morgan International
  Opportunities Portfolio 2           .60%                       .60%                 1.20%
J.P. Morgan U.S. Disciplined Equity
  Portfolio 3                         .35%                       .52%                  .87%
Mutual Discovery Securities Fund,
  Class 2 4/5                         .95%         .25%          .05%                 1.25%
Mutual Shares Securities Fund,
  Class 2 4/5                         .74%         .25%          .03%                 1.02%
Oppenheimer VA Global Securities
  Fund                                .68%                       .06%                  .74%
Oppenheimer VA High Income Fund       .74%                       .04%                  .78%
Oppenheimer VA Main Street Growth &
  Income Fund                         .74%                       .05%                  .79%
PIMCO VIT High Yield Bond Portfolio 6 .69%                       .06%                  .75%
PIMCO VIT StocksPLUS Growth &
  Income Portfolio 6                  .58%                       .07%                  .65%
PIMCO VIT Total Return Bond
  Portfolio 6                         .55%                       .10%                  .65%
Seligman  Global Technology
  Portfolio                          1.00%                       .40%                 1.40%
Seligman Small Cap Value Portfolio   1.00%                       .00%                 1.00%
Templeton Developing Markets
  Equity Fund, Class 2 5             1.25%         .25%          .16%                 1.66%
Templeton Global Growth Fund,
   Class 2 5                          .83%         .25%          .05%                 1.13%
Templeton Pacific Growth Fund,
   Class 2 5                          .99%         .25%          .11%                 1.35%
USAllianz VIP Diversified Assets
  Fund 7                              .55%         .25%          .40%                 1.20%
USAllianz VIP Fixed Income Fund 7     .50%         .25%          .30%                 1.05%
USAllianz VIP Global Opportunities
  Fund 7                              .95%         .25%          .65%                 1.85%
USAllianz VIP Growth Fund 7           .75%         .25%          .28%                 1.28%
USAllianz VIP Money Market Fund 7     .35%         .25%          .28%                  .88%
Van Kampen LIT Enterprise
  Portfolio 8                         .46%                       .14%                  .60%
Van Kampen LIT Growth & Income
  Portfolio 8                         .26%                       .49%                  .75%

1. The Alger American Leveraged AllCap Portfolio's "Other Expenses" includes .03% of interest expense.

2. Without reimbursement, other expenses and total operating expenses would have been 2.66% and 3.26%, respectively.

3. The expense information in this table has been restated to reflect current fees. Effective 7/1/99, Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), an affiliate of J.P. Morgan, has agreed to reimburse the Portfolio to the extent certain expenses exceed 0.85% of
     the Portfolio's average daily net assets through 12/31/99.   For the
     period from 1/1/99 through 6/30/99, Morgan Guaranty agreed to reimburse the Portfolio to the extent certain expenses exceed 0.90% of the Portfolio's average daily net assets. Without reimbursement, other expenses and total operating expenses would have been 1.08% and 1.43%.

4. The Mutual Discovery Securities Fund and the Mutual Shares Securities Fund incur a portfolio administration fee as a direct expense of the portfolio. Other Portfolios of Franklin Templeton Variable Insurance Products Trust pay for similar services indirectly through the Management Fee.

5. For the Class 2 Portfolios of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the accompanying prospectus for Franklin Templeton Variable Insurance Products Trust for a description of these fees and the rule 12b-1 plan. Because Class 2 shares are relatively new (since January 6, 1999), the total fees and expenses (other than 12b-1 fees) are based on the expenses of each Portfolio's Class 1 shares for the 1998 fiscal year.

6. PIMCO, the investment adviser, has agreed to reduce its administrative fee, subject to potential future reimbursements, to the extent that total Portfolio operating expenses would exceed, due to organizational expenses and the payment by each Portfolio of its pro rata portion of the Trust's Trustees' fees, 0.75% with respect to the High Yield Bond Portfolio, 0.65% with respect to the StocksPLUS Growth and Income Portfolio, and 0.65% with respect to the Total Return Bond Portfolio. Without such reductions, total annual Portfolio expenses would have been 0.81%, 0.72% and 0.75% for High Yield Bond Portfolio, StocksPLUS Growth and Income Portfolio and Total Return Bond Portfolio, respectively.

7. The USAllianz VIP Fixed Income Fund, USAllianz Diversified Assets Fund and USAllianz VIP Growth Fund commenced operations on November 12, 1999 and the USAllianz VIP Global Opportunities and USAllianz VIP Money Market Fund will commence operations February 1, 2000. The expenses shown for these portfolios are therefore estimated for 1999.

8. If certain expenses had not been assumed by the Adviser, total return would have been lower and total fund expenses would have been .64% for the Van Kampen LIT Enterprise Portfolio and 1.09% for the Van Kampen LIT Growth and Income Portfolio.

Examples

o The examples below should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

o The $40 contract maintenance charge is included in the examples as a prorated charge of $1. Since the average Contract size is greater than $1,000, the contract maintenance charge is reduced accordingly.

o    Premium taxes are not reflected in the tables. Premium taxes may apply.

o    For additional information, see "Expenses."

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if you surrender your Contract at the end of each time period for
Contracts with:

     (a)  the traditional death benefit
     (b)  the enhanced death benefit

Sub-Account                                           1 Year             3 Years           5 Years         10 Years
------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                     (a)$___             (a)$___         (a)$___         (a)$___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
AIM V.I. Growth Fund                                   (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
AIM V.I. International Equity Fund                     (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
AIM V.I. Value Fund                                    (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American Growth Portfolio                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American Leveraged AllCap
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American MidCap Growth
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American Small Capitalization
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Davis VA Financial Portfolio                           (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Davis VA Real Estate Portfolio                         (a) ___             (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___
Davis VA Value Portfolio                               (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin Growth and Income Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin Rising Dividends Securities Fund              (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin Small Cap Fund                                (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin U.S. Government Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
J.P. Morgan International
  Opportunities Portfolio                              (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
J.P. Morgan U.S. Disciplined Equity
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Mutual Discovery Securities Fund                       (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Mutual Shares Securities Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Oppenheimer VA Global Securities
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Oppenheimer VA High Income Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Oppenheimer VA Main Street Growth &
  Income Fund                                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
PIMCO VIT High Yield Bond Portfolio                    (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
PIMCO VIT StocksPLUS Growth &
  Income Portfolio                                     (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
PIMCO VIT Total Return Bond
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Seligman Global Technology
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Seligman Small Cap Value Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Templeton Developing Markets
  Equity Fund                                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Templeton Global Growth Fund                           (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Templeton Pacific Growth Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Diversified Assets
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Fixed Income Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___

USAllianz VIP Global Opportunities
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Growth Fund                              (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Money Market Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Van Kampen LIT Enterprise Portfolio                    (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Van Kampen LIT Growth & Income
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
-----------------------------------------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on your money if your Contract is not surrendered or if you apply your Contract value to an Annuity Option for Contracts with:

                      (a) the traditional death benefit
                      (b) the enhanced death benefit

Sub-Account                                           1 Year           3 Years           5 Years         10 Years
------------------------------------------------------------------------------------------------------------------

AIM V.I. Capital Appreciation Fund                     (a)$___             (a)$___         (a)$___         (a)$___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
AIM V.I. Growth Fund                                   (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
AIM V.I. International Equity Fund                     (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
AIM V.I. Value Fund                                    (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American Growth Portfolio                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American Leveraged AllCap
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American MidCap Growth
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Alger American Small Capitalization
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Davis VA Financial Portfolio                           (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Davis VA Real Estate Portfolio                         (a) ___             (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___
Davis VA Value Portfolio                               (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin Growth and Income Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
                                                       (c) ___             (c) ___         (c) ___         (c) ___
Franklin Rising Dividends Securities Fund              (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin Small Cap Fund                                (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Franklin U.S. Government Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
J.P. Morgan International
  Opportunities Portfolio                              (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
J.P. Morgan U.S. Disciplined Equity
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Mutual Discovery Securities Fund                       (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Mutual Shares Securities Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Oppenheimer VA Global Securities
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Oppenheimer VA High Income Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Oppenheimer VA Main Street Growth &
  Income Fund                                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
PIMCO VIT High Yield Bond Portfolio                    (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
PIMCO VIT StocksPLUS Growth &
  Income Portfolio                                     (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
PIMCO VIT Total Return Bond
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Seligman Global Technology
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Seligman Small Cap Value Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Templeton Developing Markets
  Equity Fund                                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Templeton Global Growth Fund                           (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Templeton Pacific Growth Fund                          (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Diversified Assets
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Fixed Income Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___

USAllianz VIP Global Opportunities
  Fund                                                 (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Growth Fund                              (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
USAllianz VIP Money Market Fund                        (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Van Kampen LIT Enterprise Portfolio                    (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___
Van Kampen LIT Growth & Income
  Portfolio                                            (a) ___             (a) ___         (a) ___         (a) ___
                                                       (b) ___             (b) ___         (b) ___         (b) ___

------------------------------------------------------------------------------------------------------------------

THE VARIABLE ANNUITY CONTRACT
--------------------------------------------------------------------------------

This prospectus describes a flexible purchase payment variable deferred annuity contract with a Fixed Account offered by Allianz Life. All references in this prospectus to "we, us, our" refer to Allianz Life.

     * Flexible Purchase Payments means that you may choose to make Purchase Payments at any time during the Accumulation Phase, in whatever amount you choose, subject to certain minimum and maximum requirements.

     * A deferred annuity contract means that Annuity Payments do not begin for a specified period of time in the future (usually when you retire) or until you reach a certain age.

     *    A variable  annuity is one in which  Contract  values and the variable
          Annuity Payments  vary   depending  on  the   performance  of  the
          Portfolios of the Underlying Mutual Funds.

An annuity is a contract between you, the owner, and an insurance company (in this case Allianz Life), where the insurance company promises to pay you (or someone else you choose) an income, in the form of Annuity Payments. The Annuity Payments must begin on a designated date that is at least three years after we issue the Contract. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Phase. Once you begin receiving Annuity Payments, your Contract switches to the Payout Phase.

The Contract benefits from Tax Deferral. Tax Deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract.

You have 38 Investment Options- the 37 Sub-Accounts, each of which invests in one Portfolio of an Underlying Mutual Fund, and the Fixed Account of Allianz Life. Depending upon market conditions, you can make or lose money in the Contract based on the investment performance of the Portfolios. The Portfolios are designed to offer a better return than the Fixed Account. However, this is not guaranteed.

If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends in large part upon the investment performance of the Portfolio(s) you select. The amount of the Annuity Payments you receive during the Payout Phase from the variable annuity portion of the Contract also depends in large part upon the investment performance of the Portfolios you select for the Payout Phase.

The Contract also contains a Fixed Account. The Fixed Account offers an interest rate that is guaranteed by Allianz Life for all deposits made within the 12 month period. Your initial interest rate is set on the date when your money is invested in the Fixed Account and remains effective for one year. Initial interest rates are declared monthly. Allianz Life guarantees that the interest credited to the Fixed Account will not be less than 3% per year. If you select the Fixed Account, your money will be placed with the other general assets of Allianz Life. Allianz Life may change the terms of the Fixed Account in the future - please contact Allianz Life for the most current terms.

If you select the Fixed Account, the amount of money you are able to accumulate in your Contract during the Accumulation Phase depends upon the total interest credited to your Contract.

Allianz Life will not make any changes to your Contract without your permission except as may be required by law.

Ownership

Contract Owner. You, as the Contract Owner, have all the rights under the Contract. The Contract Owner is as designated at the time the Contract is issued, unless changed. You may change Contract Owners at any time. The change will become effective as of the date the request is signed. This may be a taxable event. Allianz Life is not responsible for any tax consequences of any such change. You should consult with your tax adviser before requesting a change.

Joint Owner. The Contract can be owned by Joint Owners. Any Joint Owner must be the spouse of the other Contract Owner (this requirement may not apply in certain states). Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation at the time the Contract was issued or as may have been later changed will be treated as a contingent Beneficiary unless otherwise indicated.

Annuitant. The Annuitant is the natural person on whose life we base Annuity Payments. You name an Annuitant (subject to our underwriting rules then in effect). You may change the Annuitant at any time before the Income Date unless the Contract is owned by a non-individual (for example, a corporation).

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary or contingent Beneficiary.

Assignment. You can transfer ownership of (assign) the Contract at any time during your lifetime. Allianz Life will not be liable for any payment or other action we take in accordance with the Contract before we record the assignment. Any assignment made after the death benefit has become payable can only be done with our consent. An assignment may be a taxable event.

If the Contract is issued pursuant to a Qualified plan, you may be unable to assign the Contract.

ANNUITY PAYMENTS (THE PAYOUT PHASE)
--------------------------------------------------------------------------------

Income Date

You can receive regular monthly income payments under your Contract. You can choose the month and year in which those payments begin. We call that date the Income Date. Your Income Date must be the first day of a calendar month and must be at least 3 years after we issue the Contract.

We ask you to choose your Income Date when you purchase the Contract. You can change it at any time before the Income Date with 30 days notice to us. Your Income Date must not be later than the Annuitant's 90th birthday or 10 years from the date the Contract was issued, or the maximum date permitted under state law.

Annuity Payments

You may elect to receive your Annuity Payments as:

     *    a variable payout,

     *    a fixed payout, or

     *    a combination of both.

Under a fixed payout, all of the Annuity Payments will be the same dollar amount (equal installments). If you choose a variable payout, you can select from the available Sub-Accounts. If you do not tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Income Date.

If you choose to have any portion of your Annuity Payments based on the investment performance of the Sub-Account(s), the dollar amount of your payments will depend upon three factors:

     1)   the value of your  Contract in the  Sub-Account(s)  on the Income
          Date,

     2) the assumed investment rate used in the annuity table for the Contract, and

     3)   the performance of the Sub-Account(s) you selected.

The assumed investment rate (AIR) is 5%. However, we may agree with you to use a different value. The AIR will never exceed 7%. The 7% AIR is not available in all states. If the actual performance exceeds the AIR, your Annuity Payments will increase. Similarly, if the actual rate is less than the AIR, your Annuity Payments will decrease.

You (or someone you designate) will receive the Annuity Payments. You will receive tax reporting on those payments.

Annuity Options

You can choose among income plans. We call those Annuity Options. You can choose one of the Annuity Options described below. Allianz Life may make available other Annuity Options. You may, at any time prior to the Income Date, 30 days in advance, select and/or change the Annuity Option. After Annuity Payments begin, you cannot change the Annuity Option. If you do not choose an Annuity Option prior to the Income Date, we will assume that you selected Option 2 which provides a life annuity with 10 years of monthly payments guaranteed.

Option 1. Life Annuity. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Payments.

Option 2. Life Annuity with Monthly Payments Over 10, 15 or 20 Years Guaranteed. Under this option, we will make monthly Annuity Payments so long as the Annuitant is alive. However, if the Annuitant dies before the end of the selected guaranteed period, we will continue to make Annuity Payments to you or any person you choose for the rest of the guaranteed period. Alternatively, if you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum equal to the present value of the guaranteed monthly Annuity Payments remaining, as of the date Allianz Life receives notice of the Annuitant's death, commuted as set forth in the Contract.

During the lifetime of the Annuitant, and while the number of Annuity Payments made is less than the guaranteed number of payments elected, and if you elected to receive payments on a variable basis, you may request a surrender (partial liquidation). You will be allowed to make a partial liquidation at least once per Contract year after the Income Date. The liquidation value is equal to the present value of the remaining guaranteed Annuity Payments, to the end of the period certain, commuted at the AIR. The total of all partial liquidations, measured as a percentage of the liquidation value, cannot exceed 75% of the liquidation value, less any previously liquidated amounts. A commutation fee will be subtracted from the amount liquidated before the proceeds are paid out. Partial liquidations will be processed on the next annuity payment date following your written request. The minimum allowable partial liquidation will be the lesser of $500 or the remaining portion of the liquidation value available.


Option 3. Joint and Last Survivor Annuity. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments so long as the joint Annuitant continues to live. The amount of the Annuity Payments we will make to you can be equal to 100%, 75% or 50% (as selected) of the amount that was being paid when both Annuitants were alive. The monthly Annuity Payments will end when the last surviving Annuitant dies.

Option 4. Joint and Last Survivor Annuity with Monthly Payments Over 10, 15 or 20 Years Guaranteed. Under this option, we will make monthly Annuity Payments during the joint lifetime of the Annuitant and the joint Annuitant. When the Annuitant dies, if the joint Annuitant is still alive, we will continue to make Annuity Payments, so long as the surviving Annuitant continues to live, at 100% of the amount that was being paid when both were alive. If, when the last death occurs, we have made Annuity Payments for less than the selected guaranteed period, we will continue to make Annuity Payments to you or any person you choose for the rest of the guaranteed period. Alternatively, if you do not want to receive Annuity Payments after the Annuitant's death, you can ask us for a single lump sum equal to the present value of the guaranteed monthly Annuity Payments remaining, as of the date Allianz Life receives notice of the Annuitant's death, commuted as set forth in the Contract.

During the lifetime of the Annuitant or joint Annuitant, and while the number of Annuity Payments made is less than the guaranteed number of payments elected, and if you elected to receive payments on a variable basis, you may request a surrender (partial liquidation). You will be allowed to make a partial liquidation at least once per Contract year after the Income Date. The liquidation value is equal to the present value of the remaining guaranteed Annuity Payments, to the end of the period certain, commuted at the AIR. The total of all partial liquidations, measured as a percentage of the liquidation value, cannot exceed 75% of the liquidation value, less any previously liquidated amounts. A commutation fee will be subtracted from the amount liquidated before the proceeds are paid out. Partial liquidations will be processed on the next annuity payment date following your written request. The minimum allowable partial liquidation will be the lesser of $500 or the remaining portion of the liquidation value available.

Option 5. Refund Life Annuity. Under this option, we will make monthly Annuity Payments during the Annuitant's lifetime. The last Annuity Payment will be made before the Annuitant dies and if the value of the Annuity Payments made is less than the value applied to the Annuity Option, then you will receive a refund.

For a fixed annuity option, the amount of the refund will be any excess of the amount applied to this Annuity Option over the total of all annuity payments made under this option. For a variable annuity option, the amount of the refund will be the then value of the number of Annuity Units equal to (1) the value applied to this Annuity Option divided by the value of the Annuity Unit used to determine the first Annuity Payment, minus (2) the product of the number of Annuity Units of each Annuity Payment and the number of payments made.

Option 6. Specified Period Certain Annuity. Under this option, we will make monthly Annuity Payments for a specified period of time. You elect the specified period which must be a whole number of years from 10 to 30. If at the time of the death of the last Annuitant and any joint Annuitant, Annuity Payments have been made for less than the specified period certain, then we will continue to make Annuity Payments to you for the rest of the period certain. If you have selected to receive payments under a variable annuity option, you may make a surrender representing a partial liquidation at least once each Contract year of up to 100% of the Liquidation Value in the Contract. A commutation fee will be subtracted from the amount liquidated before the proceeds are paid out. The liquidation will be processed on the next annuity payment date after your written request is received as set forth in the Contract.

PURCHASE
--------------------------------------------------------------------------------

Purchase Payments

A Purchase Payment is the money you invest in the Contract. The Purchase Payment requirements are:

     * the minimum initial payment Allianz Life will accept to establish a Contract is $15,000.

     * the maximum amount we will accept without our prior approval is $1 million.

     * you can make additional Purchase Payments of $250 (or as low as $100 if you have selected the Automatic Investment Plan) or more.

Allianz  Life  may,  at  its  sole   discretion,   waive  the  minimum   payment
requirements. We reserve the right to decline any Purchase Payments. At the time you buy the Contract, you and the Annuitant cannot be older than 80 years old.

This product is not designed for professional market timing organizations, other entities, or persons using programmed, large or frequent transfers.

Bonus

Allianz Life will credit each Purchase Payment you make prior to your and the Joint Owner's 81st birthday with a bonus at the time it is made. The bonus rate will be based on the total amount of Purchase Payments made at the time of the contribution, less any surrenders you have made (and applicable contingent deferred sales charges). The bonus rates are:

   4% of the Purchase Payment with total Purchase Payments (less surrenders and related contingent deferred sales charges) of under $25,000;

   5% of the Purchase Payment with total Purchase Payments (less surrenders and related contingent deferred sales charges) of $25,000 - $99,999;

   6% of the Purchase Payment with total Purchase Payments (less surrenders and related contingent deferred sales charges) of $100,000 - $999,999;

   7% of the Purchase Payment with total Purchase Payments (less surrenders and related contingent deferred sales charges) of $1,000,000 - $4,999,999;

   8% of the Purchase Payment with total Purchase Payments (less surrenders and related contingent deferred sales charges) of $5,000,000 or greater.

The bonus will be credited to your Contract subject to the following terms:

(1) Bonus amounts are available for surrender only when such amounts become vested as follows:

        0% - up through 12 completed months from the date of Purchase Payment;

        35% - at least 12 and through 24 completed months from date of Purchase Payment;

        70% - at least 24 months and through 36 completed months from date of Purchase Payment;

        100% - at least 36 completed months from date of Purchase Payment.

(2) All bonus amounts and any gains or losses attributable to such amounts are treated as earnings under the Contract.

(3) All gains and losses attributable to the bonus are part of your Contract Value and are always 100% vested.

(4) If Joint Owners are named, the age of the older Joint Owner will be used and if the Contract Owner is a non-natural person, then the age of the Annuitant will be used to determine whether a bonus applies.

All bonus amounts are paid from the general account assets of Allianz Life.

Automatic Investment Plan

The Automatic Investment Plan (AIP) is a program which allows you to make additional Purchase Payments to your Contract on a monthly or quarterly basis by electronic transfer of monies from your savings, checking or brokerage account. You may participate in this program by completing the appropriate form. We must receive your form by the first of the month in order for AIP to begin that same month. Investments will take place on the 20th of the month, or the next business day. The minimum investment that can be made by AIP is $100. You may stop AIP at any time you want. We need to be notified by the first of the month in order to stop or change AIP that month. If AIP is used for a Qualified Contract, you should consult your tax adviser for advice regarding maximum contributions.

Allocation of Purchase Payments

When you purchase a Contract, we will allocate your Purchase Payment and bonus amounts to the Fixed Account and/or one or more of the Sub-Accounts you have selected. We ask that you allocate your money in either whole percentages or round dollars. The Fixed Account may not be available in your state (check with your registered representative). Transfers do not change the allocation instructions for payments. You can instruct us how to allocate additional Purchase Payments and bonus amounts. If you do not instruct us, we will allocate them in the same way as your previous instructions to us. You may change the allocation of future payments without
fee,   penalty  or  other  charge  upon  written  notice  or  telephone instructions to the USAllianz Service Center. A change will be effective for payments received on or after we receive your notice or instructions.

Allianz Life reserves the right to limit the number of Sub-Accounts that you may invest in at one time. Currently, you may invest in 10 Investment Options, which include the Sub-Accounts and the Allianz Life Fixed Account. We may change this in the future. However, we will always allow you to invest in at least five Sub-Accounts.

Once we receive your Purchase Payment and the necessary information, we will issue your Contract and allocate your first Purchase Payment within 2 business days. If you do not give us all of the information we need, we will contact you or your registered representative to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern time.

Free Look

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state). When you cancel the Contract within this time period, Allianz Life will not assess a contingent deferred sales charge. Allianz Life will refund your Contract Value as of the day we receive your request. In certain states, or if you have purchased the Contract as an IRA, we may be required to give you back your Purchase Payment if you decide to cancel your Contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we reserve the right to allocate your initial Purchase Payment to the USAllianz VIP Money Market Fund for 15 days after we receive it. (In some states, the period may be longer.) At the end of that period, we will re-allocate your money as you selected. Currently, however, we will directly allocate your money to the Sub-Accounts and/or the Fixed Account as you have selected.

Rewards Value and Contract Value

The Rewards Value of your Contract is the dollar value as of any business day of all amounts accumulated under your Contract including all vested and unvested bonus amounts and gains and losses attributable to all bonus amounts.

The Contract Value is the Rewards Value of your Contract as of any business day less any unvested bonus.

Accumulation Units

The value of the portion of your Contract allocated to the Sub-Accounts will go up or down based upon the investment performance of the Sub-Account(s) you choose. The value of your Contract will also depend on the expenses of the Contract. In order to keep track of the value of your Contract, we use a measurement called an Accumulation Unit (which is like a share of a mutual fund). During the Payout Phase of the Contract we call it an Annuity Unit.

Every business day we determine the value of an Accumulation Unit for each Sub-Account by multiplying the Accumulation Unit value for the previous period by a factor for the current period. The factor is determined by:

     1. dividing the value of a Portfolio at the end of the current period by the value of a Portfolio for the previous period; and

     2. multiplying it by one minus the daily amount of the mortality and expense risk charge, administrative charge and distribution expense charge and any charges for taxes.

The value of an Accumulation Unit may go up or down from business day to business day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units for any portion of your Purchase Payment and bonus amount allocated to a Sub-Account. The number of Accumulation Units we credit your Contract with is determined by dividing the amount of the Purchase Payment and bonus amount allocated to a Sub-Account by the value of the corresponding Accumulation
Unit.

We calculate the value of each Accumulation Unit after the New York Stock Exchange closes each day and then credit your Contract.

Example:

On Wednesday we receive an additional Purchase Payment of $3,000 from you and assume the bonus rate is 4%. You have told us you want this to go to the Alger American Growth Portfolio. When the New York Stock Exchange closes on that Wednesday, we determine that the value of an Accumulation Unit based on an investment in the Alger American Growth Portfolio is $13.25. We then divide $3,120 ($3,000 Purchase Payment plus $120 bonus amount) by $13.25 and credit your Contract on Wednesday night with 235.47 Accumulation Units.

INVESTMENT OPTIONS

The Contract offers Sub-Accounts. Each Sub-Account invests in one of the Portfolios of the Underlying Mutual Funds listed below. Each Portfolio has its own investment objective. Additional Portfolios may be available in the future.

The Contract also offers a Fixed Account of Allianz Life.

You  should  read the Fund prospectuses carefully before investing.

Franklin Templeton Variable Insurance Products Trust (formerly, Franklin Valuemark Funds) issues two classes of shares. Only Class 2 shares are available in connection with your Contract. Class 2 shares have Rule 12b-1 plan expenses.

Investment advisers for each Portfolio are listed in the table below. Certain advisers have retained one or more subadvisers to help them manage the Portfolios.

The investment objectives and policies of certain Portfolios are similar to the investment objectives and policies of other mutual funds that certain of the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

The following is a list of the Portfolios available under the Contract and investment advisers for each Portfolio:


                                                                  Investment
Available Portfolios                                               Advisers
-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS, INC.:

AIM V.I. Capital Appreciation Fund                            A I M Advisors, Inc.
AIM V.I. Growth Fund                                          A I M Advisors, Inc.
AIM V.I. International Equity Fund                            A I M Advisors, Inc.
AIM V.I. Value Fund                                           A I M Advisors, Inc.

THE ALGER AMERICAN FUND:

Alger American Growth Portfolio                               Fred Alger Management, Inc.
Alger American Leveraged AllCap Portfolio (seeks long
term capital appreciation)                                    Fred Alger Management, Inc.
Alger American MidCap Growth Portfolio                        Fred Alger Management, Inc.
Alger American Small Capitalization Portfolio                 Fred Alger Management, Inc.

DAVIS VARIABLE ACCOUNT FUND, INC.:

Davis Financial Portfolio                                     Davis Selected Advisers, LP
Davis Real Estate Portfolio                                   Davis Selected Advisers, LP
Davis Value Portfolio                                         Davis Selected Advisers, LP

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST:

Franklin Growth and Income Fund                               Franklin Advisers, Inc.
Franklin Rising Dividends Securities Fund                     Franklin Advisory Services, LLC
Franklin Small Cap Fund                                       Franklin Advisers, Inc.
Franklin U.S. Government Fund                                 Franklin Advisers, Inc.
Mutual Discovery Securities Fund (capital appreciation)       Franklin Mutual Advisers, LLC
Mutual Shares Securities Fund (capital appreciation with
income as a secondary goal)                                   Franklin Mutual Advisers, LLC
Templeton Developing Markets Equity Fund                      Templeton Asset Management Ltd.
Templeton Global Growth Fund                                  Templeton Global Advisors Limited
Templeton Pacific Growth Fund                                 Franklin Advisers, Inc.

JP MORGAN SERIES TRUST II:

J.P. Morgan International Opportunities Portfolio             J.P. Morgan Investment Management Inc.
J.P. Morgan U.S. Disciplined Equity Portfolio                 J.P. Morgan Investment Management Inc.

OPPENHEIMER VARIABLE ACCOUNT FUNDS:

Oppenheimer VA Global Securities Fund                         OppenheimerFunds, Inc.
Oppenheimer VA High Income Fund                               OppenheimerFunds, Inc.
Oppenheimer VA Main Street Growth & Income Fund               OppenheimerFunds, Inc.

PIMCO VARIABLE INSURANCE TRUST:

PIMCO VIT High Yield Bond Portfolio                           Pacific Investment Management Company
PIMCO VIT StocksPLUS Growth and Income Portfolio              Pacific Investment Management Company
PIMCO VIT Total Return Bond Portfolio                         Pacific Investment Management Company


SELIGMAN PORTFOLIOS, INC.:

Seligman Global Technology Portfolio                          J & W Seligman & Co. Incorporated
Seligman Small-Cap Value Portfolio                            J & W Seligman & Co. Incorporated

USALLIANZ VARIABLE INSURANCE PRODUCTS TRUST:

USAllianz VIP Diversified Assets Fund                         Allianz of America, Inc.
USAllianz VIP Fixed Income Fund                               Allianz of America, Inc.
USAllianz VIP Global Opportunities Fund                       Allianz of America, Inc.

USAllianz VIP Growth Fund                                     Allianz of America, Inc.
USAllianz VIP Money Market Fund                               Allianz of America, Inc.

VAN KAMPEN LIFE INVESTMENT TRUST:

Van Kampen LIT Enterprise Portfolio (seeks capital
   appreciation)                                              Van Kampen Asset Management Inc.
Van Kampen LIT Growth and Income Portfolio                    Van Kampen Asset Management Inc.

Shares of the Underlying Mutual Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various insurance companies which may or may not be affiliated with Allianz Life. Certain Underlying Mutual Funds may also be sold directly to qualified plans. The Underlying Mutual Funds believe that offering their shares in this manner will not be disadvantageous to you.

Allianz Life may enter into certain arrangements under which it is reimbursed by the Underlying Mutual Funds' advisers, distributors and/or affiliates for the administrative services which it provides to the Portfolios.

Transfers

You can transfer money among the Investment Options. Transfers may be subject to a transfer fee. Allianz Life currently allows you to make as many transfers as you want to each year. Allianz Life may change this practice in the future. However, this product is not designed for professional market timing organizations or other persons using programmed, large, or frequent transfers. Such activity may be disruptive to a Portfolio. We reserve the right to reject any specific Purchase Payment allocation or transfer request from any person, if in the Portfolio investment manager's judgment, a Portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

The following applies to any transfer:

     1.   We may not allow you to make transfers during the free look period.

     2.   Your request for a transfer must clearly state:

          * which Sub-Account(s) and/or the Fixed Account is involved in the transfer; and

          *    how much the transfer is for.

     3. You cannot make any transfers within 7 calendar days prior to the date your first Annuity Payment is due.

     4. After the Income Date, you may not make a transfer from a fixed Annuity Option to a variable Annuity Option.

     5. After the Income Date, you can make transfers from a variable Annuity Option to a fixed Annuity Option.

     6. Your right to make transfers is subject to modification if we determine in our sole opinion that the service of the right by one or more Contract Owners is, or would be, to the disadvantage of other Contract Owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other Contract Owners. A modification could be applied to transfers to or from one or more of the Sub-Accounts and could include, but is not limited to:

          *    the requirement of a minimum time period between each transfer;

          * not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one Contract Owner; or

          * limiting the dollar amount that may be transferred between the Sub-Accounts by a Contract Owner at any one time.

Allianz Life has reserved the right at any time without prior notice to any party to modify the transfer provisions subject to the guarantees described above and subject to applicable state law.

Telephone Transfers. You can make transfers by telephone. We may allow you to authorize someone else to make transfers by telephone on your behalf. If you own the Contract with a Joint Owner, unless you instruct Allianz Life otherwise, we will accept instructions from either one of you. Allianz Life will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. Allianz Life tape records all telephone instructions.

Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows you to systematically transfer a set amount of money each month or quarter from any one Sub-Account or the Fixed Account to up to eight of the other Sub-Accounts. The Sub-Account(s) you transfer from may not be the Sub-Account(s) you transfer to in this program.
You cannot dollar cost average to the Fixed Account. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You may only participate in this program during the Accumulation Phase.

Generally, the Dollar Cost Averaging Program requires a minimum transfer of $500 per month (or $1,500 per quarter). You must have a $3,000 minimum allocation to participate in the program.

All Dollar Cost Averaging transfers will be made on the 10th day of the month unless that day is not a business day. If it is not, then the transfer will be made the next business day. You may elect either program by properly completing the Dollar Cost Averaging form provided by Allianz Life.


Your participation in the program will end when any of the following occurs:

     *    the number of desired transfers have been made;

     * you do not have enough money in the Sub-Account(s) or the Fixed Account to make the transfer (if less money is available, that amount will be dollar cost averaged and the program will end);

     * you request to terminate the program (your request must be received by us by the first of the month to terminate that month); or

     *    the Contract is terminated.

Allianz Life may, from time to time, offer special Dollar Cost Averaging programs.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Flexible Rebalancing at the same time.

Flexible Rebalancing

Once your money has been invested, the performance of the Sub-Accounts may cause your chosen allocation to shift. Flexible Rebalancing is designed to help you maintain your specified allocation mix among the different Sub-Accounts.
The Fixed Account is not part of Flexible Rebalancing. You can direct us to readjust your Rewards Value on a quarterly, semi-annual or annual basis to return to your original Sub-Account allocations. Flexible Rebalancing transfers will be made on the 20th day of the month unless that day is not a business day. If it is not, then the transfer will be made on the previous business day. If you participate in Flexible Rebalancing, the transfers made under the program are not taken into account in determining any transfer fee.

Financial Advisers - Asset Allocation Programs

Allianz Life understands the importance of advice from a financial adviser regarding your investments in the Contract (asset allocation program). Certain investment advisers have made arrangements with us to make their services available to you. Allianz Life has not made any independent investigation of these advisers and is not endorsing such programs. You may be required to enter into an advisory agreement with your investment adviser to have the fees paid out of your Contract during the Accumulation Phase.

Allianz Life will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of the investment adviser. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes and, if you are under age 59 1/2, may be subject to a tax penalty. If the Contract is Qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax adviser regarding the tax treatment of the payment of investment adviser fees from your Contract.

Voting Privileges

Allianz Life is the legal owner of the Portfolio shares. However, when a Portfolio solicits proxies in conjunction with a shareholder vote which affects your investment, Allianz Life will obtain from you and other affected Contract Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that Allianz Life owns on its own behalf. Should Allianz Life determine that it is no longer required to comply with the above, we will vote the shares in our own right.

Substitution

Allianz Life may substitute one of the Sub-Accounts you have selected with another Sub-Account. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intention to do this. We may also limit further investment in a Sub-Account if we deem the investment inappropriate.

EXPENSES
--------------------------------------------------------------------------------

There are charges and other expenses associated with the Contract that will reduce your investment return. These charges and expenses are:

Insurance Charges

Each day, Allianz Life makes a deduction for its insurance charges. Allianz Life does this as part of its calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge consists of:

     1)   the mortality and expense risk charge,

     2)   the administrative charge, and

     3)   the distribution expense charge.

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on whether you select the traditional death benefit or the enhanced death benefit.

     * Traditional Death Benefit. The charge is equal, on an annual basis, to 1.50% of the average daily value of the Contract invested in a Sub-Account.

     * Enhanced Death Benefit: The charge is equal, on an annual basis, to 1.70% of the average daily value of the Contract invested in a Sub-Account.

This charge compensates us for all the insurance benefits provided by your Contract (for example, our contractual obligation to make Annuity Payments, the death benefits, certain expenses related to the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract).

Administrative Charge. This charge is equal, on an annual basis, to .15% of the average daily value of the Contract invested in a Sub-Account. This charge, together with the contract maintenance charge (which is explained below), is for all the expenses associated with the administration of the Contract. Some of these expenses include: preparation of the Contract, confirmations, annual statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Distribution Expense Charge. Currently, Allianz Life is compensated for certain of its costs associated with distributing the Contract from certain Funds through their Rule 12b-1 plans. Allianz Life does not currently deduct a Distribution Expense Charge. In the event that Allianz Life is no longer compensated for its distribution expenses through the Funds, it may, in its sole discretion, charge a Distribution Expense Charge. The charge is guaranteed not to exceed .30% of the average daily net asset value of the Contract invested in a Sub-Account.

Contract Maintenance Charge

Every year, at each Contract anniversary, Allianz Life deducts $40 from the Rewards Value of your Contract as a contract maintenance charge. The fee is assessed on the last day of each Contract year. The charge is deducted pro rata from the Sub-Accounts and the Fixed Account. The charge is for administrative expenses (see above).

However, if the Rewards Value of your Contract is at least $75,000 when the deduction for the charge is to be made, Allianz Life will not deduct this charge. If you own more than one Contract offered under this prospectus, Allianz Life will determine the total Rewards Value of all your Contracts. If the total Rewards Value of all Contracts registered under the same social security number is at least $75,000, Allianz Life will not assess the contract maintenance  charge (except in New Jersey). If the  Contract  is
owned by a  non-natural person  (e.g.,  a   corporation),  Allianz  Life
will look to the  Annuitant  to determine if it will assess the charge.

If you make a complete surrender from your Contract other than on a Contract anniversary and your Rewards Value is less than $75,000, Allianz Life will deduct the full contract maintenance charge. During the Payout Phase, the charge will be collected monthly out of each Annuity Payment.

Contingent Deferred Sales Charge

Surrenders may be subject to a contingent deferred sales charge. During the Accumulation Phase, you can make surrenders from your Contract. Allianz Life keeps track of each Purchase Payment you make. The amount of the contingent deferred sales charge depends upon the length of time since you made your Purchase Payment. The charge is:

      Number of Complete Years
     Since Receipt of Purchase
               Payment                              Charge
--------------------------------------------------------------
                   0-1                                8.5%
                   1-2                                8.5%
                   2-3                                8.5%
                   3-4                                8.5%
                   4-5                                8.0%
                   5-6                                7.0%
                   6-7                                6.0%
                   7-8                                5.0%
                   8-9                                4.0%
                   9-10                               3.0%
                   10 years or more                   0.0%

However, after Allianz Life has had a Purchase Payment for 10 full years, there is no charge when you surrender that Purchase Payment. The charge is calculated at the time of each surrender. For partial surrenders, the charge is deducted from the remaining Rewards Value and is deducted pro rata from the Sub-Accounts and Fixed Account. For purposes of the contingent deferred sales charge, Allianz Life treats surrenders as coming from the oldest
Purchase Payments first and from all Purchase Payments first. Allianz Life does not assess the contingent deferred sales charge on any payments paid out as Annuity Payments or as death benefits. The contingent deferred sales charge compensates Allianz Life for expenses associated with selling the Contract.

NOTE: For tax purposes, surrenders are considered to have come from the last money you put into the Contract. Thus, for tax purposes, earnings are considered to come out first.

Partial Surrender Privilege. Each Contract year, on a non-cumulative basis you can make multiple surrenders up to 10% of Purchase Payments (less any previous surrenders taken in the current Contract year which were not subject to a contingent deferred sales charge) and no contingent deferred sales charge will be deducted from the 10% you take out. If you make a surrender of more than the free amount, the amount over the 10% free amount will be subject to the contingent deferred sales charge. Purchase Payment surrendered under the Partial Surrender Privilege without a contingent deferred sales charge will be subject to the applicable contingent deferred sales charge upon full surrender of the Contract. The Partial Surrender Privilege is not available for full surrenders. The 10% free available for each Purchase Payment taken by a partial surrender will reduce the remaining free amount available.

You may also elect to participate in the Systematic Withdrawal Program or the Minimum Distribution Program. These programs allow you to make surrenders without the deduction of the contingent deferred sales charge under certain circumstances. See "Access to Your Money" for a description of the Systematic Withdrawal Program and the Minimum Distribution Program.

Waiver  of   Contingent   Deferred   Sales  Charge   Benefits.   Under   certain
circumstances, Allianz Life will permit you to take your money out of the Contract without deducting a contingent deferred sales charge:

     1) if after the third year of the Contract, you or the Joint Owner become confined to a nursing home or hospital for 90 consecutive days; or

     2) if after the first year of the Contract, you or the Joint Owner become terminally ill, which is defined as life expectancy of 12 months or less (a full withdrawal of the Contract will be required).

The waiver will not apply if any of the above conditions existed on the date your Contract was issued.

Also, after the first year, if you or the Joint Owner become unemployed for at least 90 consecutive days, you can take up to 50% of your money out of the Contract without incurring a contingent deferred sales charge. Only one partial surrender is available under this benefit during the life of the Contract. You may not use both this benefit and the 10% Partial Surrender Privilege in the same Contract year.

These benefits vary from state to state or may not be available in your state. (Check with your registered representative.)

Surrenders may be subject to a 10% tax penalty in addition to any income taxes due.

Reduction or Elimination of the Contingent Deferred Sales Charge. Allianz Life may reduce or eliminate the amount of the contingent deferred sales charge when the Contract is sold under circumstances which reduce its sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Allianz Life. Allianz Life may not deduct a contingent deferred sales charge under a Contract issued to an officer, director or employee of Allianz Life or any of its affiliates. Also, Allianz Life may reduce or not deduct a contingent deferred sales charge when a Contract is sold by an agent of Allianz Life to any members of his or her immediate family and the commission is waived. We require our prior approval for any reduction or elimination of the contingent deferred sales charge.

Commutation Fee

If you elect Annuity Option 2, 4 or 6 and make a liquidation, a commutation fee will be assessed against the amount liquidated. The commutation fee is a percentage of the amount liquidated and is equal to:


Years Since Income Date              Commutation Factor
-----------------------              ------------------
     0 - 1                              7%
     1 - 2                              6%
     2 - 3                              5%
     3 - 4                              4%
     4 - 5                              3%
     5 - 6                              2%
     Over 6                             1%

Transfer Fee

You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 for each additional transfer. The transfer fee will be deducted from the Investment Option (Sub-Account(s) or Fixed Account) from which the transfer is made. If the entire amount in the account is transferred, then the transfer fee will be deducted from the amount transferred. If the transfer is from or to multiple accounts, it will be treated as a single transfer. Any transfer fee will be deducted proportionally from the source account if less than the entire amount in the account is transferred. If the transfer is part of the Dollar Cost Averaging Program or Flexible Rebalancing, it will not count in determining the transfer fee.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. Allianz Life is responsible for the payment of these taxes. We will make a deduction from the value of the Contract for them. Some of these taxes are due when the Contract is issued, others are due when Annuity Payments begin. It is Allianz Life's current practice to not charge you for these taxes until you die, Annuity Payments begin or you make a complete withdrawal. Allianz Life may discontinue this practice in the future and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5% of the Purchase Payment, depending on the state.

Income Taxes

Allianz Life reserves the right to deduct from the Contract for any income taxes which it may incur because of the Contract. Currently, Allianz Life is not making any such deductions.

Portfolio Expenses

There are deductions from the assets of the various Portfolios for operating expenses (including management fees), which are described in the Fee Table in this prospectus and the prospectuses for the Funds.

TAXES
--------------------------------------------------------------------------------

NOTE: Allianz Life has prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your own tax adviser about your own circumstances. Allianz Life has included additional information regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Basically, these rules provide that you will not be taxed on any earnings on the money held in your annuity Contract until you take the money out. This is referred to as Tax Deferral. There are different rules regarding how you will be taxed depending upon how you take the money out and the type of Contract - Qualified or Non-Qualified (see following sections).

You, as the Contract Owner, will not be taxed on increases in the value of your Contract until a distribution occurs either as a surrender or as Annuity Payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Purchase Payments are fully includible in income.

When a Non-Qualified Contract is owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of Tax Deferral. Income may be taxed as ordinary income every year.

Qualified and Non-Qualified Contracts

If you purchase the Contract under a Qualified plan, your Contract is referred to as a Qualified Contract. Examples of Qualified plans are: Individual Retirement Annuities including Roth IRAs (IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans. If you do not purchase the Contract under a Qualified plan, your Contract is referred to as a Non-Qualified Contract.

Multiple Contracts

The Code provides that multiple Non-Qualified annuity contracts which are issued within a calendar year period to the same Contract Owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. You should consult a tax adviser prior to purchasing more than one Non-Qualified annuity contract in any calendar year period.

Surrenders - Non-Qualified Contracts

If you make a surrender from your Contract, the Code treats such a surrender as first coming from earnings and then from your Purchase Payments. In most cases, such surrendered earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some surrenders will be exempt from the penalty. They include any amounts:

     (1)  paid on or after the taxpayer reaches age 59 1/2;

     (2)  paid after you die;

     (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5)  paid under an immediate annuity; or

     (6)  which come from purchase payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first Annuity Payment, then the tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the tax years in which the exception was used. A partial liquidation (surrender) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

Surrenders - Qualified Contracts

The above information describing the taxation of Non-Qualified Contracts does not apply to Qualified Contracts. There are special rules that govern Qualified Contracts. A more complete discussion of surrenders from Qualified Contracts is contained in the Statement of Additional Information.

Surrenders - Tax-Sheltered Annuities

The Code limits the surrender of amounts attributable to Purchase Payments made pursuant to a salary reduction agreement by Contract Owners from Tax-Sheltered Annuities. Surrenders can only be made when a Contract Owner:

     (1)  reaches age 59 1/2;

     (2)  leaves his/her job;

     (3)  dies;

     (4)  becomes disabled (as that term is defined in the Code); or

     (5) in the case of hardship. However, in the case of hardship, the Contract Owner can only surrender the Purchase Payments and not any earnings.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Allianz Life believes that the Portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Allianz Life, would be considered the owner of the shares of the Portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It is unknown to what extent under federal tax law Contract Owners are permitted to select Portfolios, to make transfers among the Portfolios or the number and type of Portfolios Contract Owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Contract, could be treated as the owner of the Portfolios.

Due to the uncertainty in this area, Allianz Life reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

You can have access to the money in your Contract:

     *    by making a partial or total surrender;

     *    by receiving Annuity Payments; or

     *    when a death benefit is paid to your Beneficiary.

In general, surrenders can only be made during the Accumulation Phase. Under certain circumstances, you can take money out of the Contract during the Payout Phase if you select Annuity Option 2, 4 or 6 (See "Annuity Payments (The Payout Phase)").

When you make a complete surrender you will receive the value of the Contract on the day the withdrawal request is received at the Service Center:

     *    less any applicable contingent deferred sales charge,

     *    less any premium tax, and

     *    less any contract maintenance charge.

(See "Expenses" for a discussion of the charges.)

Any partial surrender must be for at least $500. Unless you instruct Allianz Life otherwise, the partial surrender will be made pro-rata from all the Sub-Accounts and the Fixed Account you selected. After you make a partial withdrawal the value of your Contract must be at least $10,000.

Partial surrenders in excess of the Partial Surrender Privilege will reduce unvested bonus amounts by such excess amount's percentage of the Contract Value at the time of the surrender. This percentage is determined by dividing the amount of the partial surrender (including any contingent deferred sales charge) in excess of the Partial Surrender Privilege amount by the Contract Value.

We will pay the amount of any surrender from the Sub-Accounts within seven
(7) days of when we receive your request in good order unless the Suspension of Payments or Transfers provision is in effect (see below).

Income taxes, tax penalties and certain restrictions may apply to any surrender you make.

There are limits to the amount you can surrender from a Qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the SAI.

Systematic Withdrawal Program

If the value of your Contract is at least $25,000, Allianz Life offers a program which provides automatic monthly or quarterly payments to you. The minimum amount you can surrender under the program is $500. The Systematic Withdrawal Program is subject to the Partial Surrender Privilege which means that the total systematic surrenders which you can make each year without Allianz Life deducting a contingent deferred sales charge is limited to 10% of your Purchase Payments for that year. This is determined on the last business day prior to the day your request is received. If a Purchase Payment is no longer subject to a contingent deferred sales charge, there is no limit to the amount or percentage which can be taken under this program. All systematic withdrawals will be made on the 9th day of the month unless that day is not a business day. If it is not, then the surrender will be made the previous business day.

Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Minimum Distribution Program

If you own a Qualified Contract, you may select the Minimum Distribution Program. Under this program, Allianz Life will make payments to you from your Contract that are designed to meet the applicable minimum distribution requirements imposed by the Code for Qualified Contracts. Such surrenders may be subject to the contingent deferred sales charge. If the value of your Contract is at least $25,000, Allianz Life will make payments to you on a monthly or quarterly basis. If the value of your Contract is less than $25,000 payments can only be made annually. The payments will not be subject to the contingent deferred sales charge. However, they will be subject to the limits of the 10% Partial Surrender Privilege.

You cannot participate in the Systematic Withdrawal Program and the Minimum Distribution Program at the same time.

Suspension of Payments or Transfers

Allianz Life may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3. an emergency exists as a result of which disposal of the Portfolio shares is not reasonably practicable or Allianz Life cannot reasonably value the Portfolio shares;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Contract Owners.

Allianz Life has reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six months.

PERFORMANCE
--------------------------------------------------------------------------------

Allianz Life periodically advertises performance of the Sub-Accounts. Allianz Life will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the
Portfolio expenses. It may not reflect the deduction of any applicable contingent deferred sales charge and contract maintenance charge. The deduction of any applicable contract maintenance charge and contingent deferred sales charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include average annual total return figures which reflect the deduction of the insurance charges, contract maintenance charge, contingent deferred sales charges and the expenses of the Portfolios.

Allianz Life may also advertise cumulative total return information. Cumulative total return is determined the same way except that the results are not annualized. Performance information for the Portfolios of the Underlying Mutual Funds may also be advertised; see the Fund prospectuses for more information.

Certain Portfolios have been in existence for some time and have investment performance history. However, the Contracts are new. In order to demonstrate how the actual investment experience of the Portfolios may affect your Accumulation Unit values, Allianz Life has prepared performance information which can be found in the SAI.

Allianz Life may in the future also advertise yield information. If it does, it will provide you with information regarding how yield is calculated. More detailed information regarding how performance is calculated is found in the SAI.

Any performance advertised will be based on historical data. It does not guarantee future results of the Portfolios.

DEATH BENEFIT
--------------------------------------------------------------------------------

Upon Your Death

If you die during the Accumulation Phase, Allianz Life will pay a death benefit to your Beneficiary (see below). If you die during the Payout Phase any benefit will be as provided for in the Annuity Option selected.

Death Benefit Amount During the Accumulation Phase

At the time you purchase the Contract, you can select the traditional death benefit or the enhanced death benefit. If you do not make a selection, the traditional death benefit will apply to your Contract.

Traditional Death Benefit - If you select the traditional death benefit, the amount of the death benefit will be the greater of 1 or 2, less any applicable premium tax.

1. The Contract Value determined as of the end of the business day during which Allianz Life receives at the USAllianz Service Center both due proof of death and an election of the payment method;

2. The guaranteed minimum death benefit (GMDB) which is equal to the total of all Purchase Payments you have made reduced proportionately by the percentage of the Contract Value surrendered, including any contingent deferred sales charge assessed.

Enhanced Death Benefit - If you select the enhanced death benefit, the amount of the death benefit will be the greater of 1 or 2, less any applicable premium tax.

1. The Contract Value determined as of the end of the business day during which Allianz Life receives at the USAllianz Service Center both due proof of death and an election of the payment method;

2. The guaranteed minimum death benefit (GMDB), as defined below, determined as of the end of the business day during which Allianz Life receives at the USAllianz Service Center both due proof of death and election of the payment method.

The GMDB is equal to the greater of:

     The total of all Purchase Payments you have made reduced proportionately by the percentage of the Contract Value surrendered, including any contingent deferred sales charge assessed.

     The greatest anniversary value. The anniversary value is equal to the Contract Value on a Contract anniversary, increased by additional Purchase Payments and reduced proportionately by the percentage of the Contract Value surrendered, including any contingent deferred sales charge assessed, since that Contract anniversary. Contract anniversaries occurring on or after your 81st birthday or date of death will not be taken into consideration in determining this benefit.

The traditional death benefit and/or the enhanced death benefit may not be approved in your state. If they are not available or if the Contract is owned by a non-individual, the death benefit will be the Contract Value (less any premium taxes) determined as of the end of the business day during which Allianz Life receives both due proof of death and an election for the payment method.

Please refer to the applicable endorsements to your Contract for the specific terms and conditions of the death benefits.

Any part of the death benefit amount that had been invested in the Sub-Accounts remains in the Sub-Accounts until distribution begins. From the time the death benefit is determined until we make a complete distribution, any amount in the Sub-Accounts will be subject to investment risk which will be borne by the Beneficiary.

If you have a Joint Owner, the age of the oldest Contract Owner will be used to determine the guaranteed minimum death benefit. If the Contract is owned by a non- natural person, then all references to you mean the Annuitant.

In the case of Joint Owners, if a Joint Owner dies, the surviving Joint Owner will be considered the Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. Joint Owners must be spouses (this requirement may not apply in certain states).

If you have not previously designated a death benefit option, a Beneficiary must request the death benefit be paid under one of the death benefit options below. If the Beneficiary is the spouse of the Contract Owner, he/she can choose to continue the Contract in his/her own name at the then current Contract value, or if greater, the death benefit value. If a lump sum payment is elected and all the necessary requirements, including any required tax consent from some states, are met, the payment will be made within 7 days. Payment of the death benefit may be delayed pending receipt of any applicable tax consents and/or forms from a state.

Option A: lump sum payment of the death  benefit.

Option B: the payment of the entire death benefit within 5 years of the date of the Contract Owner's or any Joint Owner's death. Allianz Life will assess the full contract maintenance charge to each Beneficiary on each Contract anniversary.

Option C: payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary. Distribution under this option must begin within one year of the date of the Contract Owner's or any Joint Owner's death. The full contract maintenance charge will continue to be assessed to each Beneficiary.

Any portion of the death benefit not applied under Option C within one year of the date of the Contract Owner's death must be distributed within five years of the date of death.

If the Beneficiary wants to receive the payment other than in a lump sum, he/she may only make such an election during the 60 day period after the day that the lump sum first became payable by Allianz Life.

If a lump sum payment is requested, the amount will be paid within 7 days of receipt of proof of death and the valid election, including any required governmental forms, unless the Suspension or Deferral of Payments Provision is in effect.

If you (or any Joint Owner) die during the Payout Phase and you are not the Annuitant, any payments which are remaining under the Annuity Option selected will continue at least as rapidly as they were being paid at your death. If you die during the Payout Phase, the Beneficiary becomes the Contract Owner.

Death of Annuitant

If the Annuitant, who is not a Contract Owner or Joint Owner, dies during the Accumulation Phase, you will become the Annuitant unless you designate another Annuitant. However, if the Contract Owner is a non-natural person (e.g., a corporation), then the death of the Annuitant will be treated as the death of the Contract Owner, and a new Annuitant may not be named.

If the Annuitant dies after Annuity Payments have begun, the remaining amounts payable, if any, will be as provided for in the Annuity Option selected. The remaining amounts payable will be paid to the Contract Owner at least as rapidly as they were being paid at the Annuitant's death.

OTHER INFORMATION
--------------------------------------------------------------------------------

Allianz Life

Allianz Life Insurance Company of North America (Allianz Life), 1750 Hennepin Avenue, Minneapolis, Minnesota 55403, was organized under the laws of the state of Minnesota in 1896. Allianz Life offers fixed and variable life insurance and annuities and group life, accident and health insurance. Allianz Life is licensed to do business in 49 states and the District of Columbia. Allianz Life is a wholly-owned subsidiary of Allianz Versicherungs-AG Holding.

The Separate Account

Allianz Life established a separate account named Allianz Life Variable Account B (Separate Account) to hold the assets that underlie the Contracts, except assets allocated to the Fixed Account. The Board of Directors of Allianz Life adopted a resolution to establish the Separate Account under Minnesota insurance law on May 31, 1985. Allianz Life has registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into Sub-Accounts. Each Sub-Account invests in one Portfolio of an Underlying Mutual Fund. The obligations under the Contracts are obligations of Allianz Life.

The assets of the Separate Account are held in Allianz Life's name on behalf of the Separate Account and legally belong to Allianz Life. However, those assets that underlie the variable Contracts are not chargeable with liabilities arising out of any other business Allianz Life may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts and not against any other contracts Allianz Life may issue.

Distribution

USAllianz Investor Services, LLC (formerly NALAC Financial Plans, LLC), 1750 Hennepin Avenue, Minneapolis, MN 55403, acts as the distributor of the Contracts. USAllianz Investor Services LLC, is a wholly-owned subsidiary of Allianz Life.

Commissions   will  be  paid  to   broker-dealers   who  sell   the   Contracts.
Broker-dealers will be paid commissions up to 6% of Purchase Payments. Sometimes, Allianz Life enters into an agreement with the broker-dealer to pay the broker-dealer commissions as a combination of a certain amount of the commission at the time of sale and a trail commission (which when totaled could exceed 6% of Purchase Payments). In addition, Allianz Life may pay certain sellers for other services not directly related to the sale of the Contracts (such as special marketing support allowances). Commissions may be recovered from a broker-dealer if a withdrawal occurs within 12 months of a Purchase Payment.

Administration

Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS), 300 Berwyn Park, Berwyn, Pennsylvania, to perform certain administrative services regarding the Contracts. The administrative services include issuance of the Contracts and maintenance of Contract Owner's records.

Financial Statements

The consolidated financial statements of Allianz Life and the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Insurance Company

Experts

Legal Opinions

Distributor

Reduction or Elimination of the
 Contingent Deferred Sales Charge

Calculation of Performance Data

Federal Tax Status

Annuity Provisions

Financial Statements



                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION
                           INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACTS
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT B
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                             ________________, 2000

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS FOR THE INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS, CALL OR WRITE THE INSURANCE COMPANY AT: 1750 Hennepin Avenue, Minneapolis, MN 55403-2195, (800) 342-3863.

THIS  STATEMENT  OF  ADDITIONAL   INFORMATION   AND  THE  PROSPECTUS  ARE  DATED
____________, AND AS MAY BE AMENDED FROM TIME TO TIME.

                               Table of Contents

                                                                            Page
Insurance Company .........................................
Experts ...................................................
Legal Opinions ............................................
Distributor ...............................................
Reduction or Elimination of the
 Contingent Deferred Sales Charge .........................
Calculation of Performance Data ...........................
Federal Tax Status ........................................
Annuity Provisions ........................................
Financial Statements ......................................


Insurance Company

Allianz Life Insurance Company of North America (the "Insurance Company") is a stock life insurance company organized under the laws of the state of Minnesota in 1896. The Insurance Company is a wholly-owned subsidiary of Allianz
Versicherungs-AG Holding ("Allianz"). Allianz is headquartered in Munich, Germany, and has sales outlets throughout the world. The Insurance Company offers fixed and variable life insurance and annuities, and group life, accident and health insurance. On April 1, 1993, the Insurance Company changed its name from North American Life and Casualty Company to its present name.

The Insurance Company is rated A+ (Superior) by A.M. BEST, an independent analyst of the insurance industry. The financial strength of an insurance company may be relevant insofar as the ability of a company to make fixed annuity payments from its general account.

Experts
--------------------------------------------------------------------------------

The financial statements of Allianz Life Variable Account B and the consolidated financial statements of the Insurance Company as of and for the year ended December 31, 1999 included in this Statement of Additional Information have been audited by _______________________, independent auditors, as indicated in their reports included in this Statement of Additional Information and are included herein in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

Legal Opinions
--------------------------------------------------------------------------------

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

Distributor
--------------------------------------------------------------------------------

USAllianz Investor Services, LLC (formerly NALAC Financial Plans, LLC), a subsidiary of the Insurance Company, acts as the distributor. The offering is on a continuous basis.

Reduction or Elimination of the Contingent Deferred Sales Charge
--------------------------------------------------------------------------------

The amount of the Contingent Deferred Sales Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to a reduction of the Contingent Deferred Sales Charge will be determined by the Insurance Company after examination of the following factors:
1) the size of the group; 2) the total amount of purchase payments expected to be received from the group; 3) the nature of the group for which the Contracts are purchased, and the persistency expected in that group (i.e., the expectation that the Contract owners will continue to hold the Contracts for a certain period of time); 4) the purpose for which the Contracts are purchased and whether that purpose makes it likely that expenses will be reduced; and 5) any other circumstances which the Insurance Company believes to be relevant to determining whether reduced sales or administrative expenses may be expected. None of the reductions in charges for sales is contractually guaranteed.

The Contingent Deferred Sales Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Insurance Company or any of its affiliates. The Contingent Deferred Sales Charge may be reduced or eliminated when the Contract is sold by an agent of the Insurance Company to any members of his or her immediate family and the commission is waived. In no event will any reduction or elimination of the Contingent Deferred Sales Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.

Calculation of Performance Data
--------------------------------------------------------------------------------

Total Return

From time to time, the Insurance  Company may advertise the performance data for
the Sub-Accounts  in  sales   literature,   advertisements,   personalized
hypothetical illustrations, and Contract Owner communications. Such data will show the percentage change in the value of an accumulation unit based on the performance of a Portfolio over a stated period of time which is determined by dividing the increase (or decrease) in value for that unit by the accumulation unit value at the beginning of the period.

Any such performance data will include total return figures for the one, five, and ten year (or since inception) time periods indicated. Such total return figures will reflect the deduction of the Mortality and Expense Risk Charge, the Administrative Charge, the operating expenses of the underlying Portfolios and any applicable Contingent Deferred Sales Charge and Contract Maintenance Charge ("Standardized Total Return"). The Contingent Deferred Sales Charge and Contract Maintenance Charge deductions are calculated assuming a Contract is surrendered at the end of the reporting period.

With respect to the performance shown for the Portfolios of Franklin Templeton Variable Insurance Products Trust for periods before a Portfolio's Class 2 shares commenced operations, the data will be based on historical results of Class 1 shares. For periods after a Portfolio's Class 2 shares commenced operations, the data will reflect the additional Class 2 rule 12b-1 plan fees, currently equal to 0.25% per year. Prior to July 1, 1999, the rule 12b-1 plan fees were equal to .30% per year.

The hypothetical value of a Contract purchased for the time periods described will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Contingent Deferred Sales Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                                  P(1+T)   = ERV

where:

          P    = a hypothetical initial payment of $1,000;

          T    = average annual total return;

          n    = number of years;

          ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the time periods used at the end of such time periods (or fractional portion thereof).

The Insurance Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of the Contingent Deferred Sales Charge and the Contract Maintenance Charge. The Insurance Company may also advertise cumulative and average total return information over different periods of time. The Company may also present performance information computed on a different basis ("Non-Standardized Total Return").

Cumulative total return is calculated in a similar manner, except that the results are not annualized. Each calculation assumes that no sales load is deducted from the initial $1,000 payment at the time it is allocated to the Portfolios and assumes that the income earned by the investment in the Portfolio is reinvested.

Contract Owners should note that investment results will fluctuate over time, and any presentation of total return for any period should not be considered as a representation of what an investment may earn or what a Contract Owner's total return may be in any future period.

Yield

The USAllianz VIP Money Market Fund ("Money Market Fund"). The Insurance Company may advertise yield information for the Money Market Fund. The Money Market Fund's current yield may vary each day, depending upon, among other things, the average maturity of the underlying Portfolio's investment securities and changes in interest rates, operating expenses, the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and the Contract Maintenance Charge and, in certain instances, the value of the underlying Portfolio's investment securities. The fact that the Portfolio's current yield will fluctuate and that the principal is not guaranteed should be taken into consideration when using the Portfolio's current yield as a basis for comparison with savings accounts or other fixed-yield investments. The yield at any particular time is not indicative of what the yield may be at any other time.

The Money Market Fund's current yield is computed on a base period return of a hypothetical Contract having a beginning balance of one accumulation unit for a particular period of time (generally seven days). The return is determined by dividing the net change (exclusive of any capital changes) in such accumulation unit by its beginning value, and then multiplying it by 365/7 to get the annualized current yield. The calculation of net change reflects the value of additional shares purchased with the dividends paid by the Portfolio, and the deduction of the Mortality and Expense Risk Charge, the Administrative Charge and Contract Maintenance Charge. The effective yield reflects the effects of compounding and represents an annualization of the current return with all dividends reinvested.

(Effective yield = [(Base Period Return + 1)365/7] - 1.)

Other Portfolios. The Insurance Company may also quote yield in sales literature, advertisements, personalized hypothetical illustrations, and Contract Owner communications for the other Portfolios. Each Portfolio (other than the Money Market Fund) will publish standardized total return information with any quotation of current yield.

The yield computation is determined by dividing the net investment income per accumulation unit earned during the period (minus the deduction for the Mortality and Expense Risk Charge, Administrative Charge and Contract Maintenance Charge) by the accumulation unit value on the last day of the period and annualizing the resulting figure, according to the following formula:

                                                 6
                          Yield = 2 [((a-b) + 1)   - 1]
                                       ---
                                       cd
where:

          a = net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-Account;

          b    = expenses accrued for the period (net of reimbursements);

          c = the average daily number of accumulation units outstanding during the period;

          d = the maximum offering price per accumulation unit on the last day of the period.

The above formula will be used in calculating quotations of yield, based on specified 30-day periods (or one month) identified in the sales literature, advertisement, or communication. Yield calculations assume no sales load. The Insurance Company does not currently advertise yield information for any Portfolio (other than the Money Market Fund).

Performance Ranking

Total return may be compared to relevant indices, including U.S. domestic and international indices and data from Lipper Analytical Services, Inc., Standard & Poor's Indices, or VARDS(R).

From time to time, evaluation of performance by independent sources may also be used.

Performance Information

Certain Portfolios have been in existence for some time and have investment performance history. In order to show how investment performance of the Portfolios affects accumulation unit values, the following performance information was developed.

The charts below show accumulation unit performance which assumes that the accumulation units were invested in each of the Portfolios for the same periods. Chart A is for Contracts with the traditional death benefit and Chart B is for Contracts with the enhanced death benefit. The performance figures in Column I represent performance figures for the accumulation units which reflects the deduction of the Mortality and Expense Risk Charge, Administrative Charge, and the operating expenses of the Portfolios. Column II represents performance figures for the accumulation units which reflects the Mortality and Expense Risk Charge, Administrative Charge, the Contract Maintenance Charge, the operating expenses of the Portfolios and assumes that you make a withdrawal at the end of the period (therefore the Contingent Deferred Sales Charge is reflected). Past performance does not guarantee future results.

Chart A

Total Return for the periods ended _________________________:

                                                     Column I                                                Column II
-------------------------------------------------------------------------------------------------------------------------------
                                  Inception   1999  One    Three  Five   Ten    Since       1999   One     Three  Five   Ten
                                  Date        YTD   Year   Year   Year   Year   Inception   YTD    Year    Year   Year   Year
- -----------------------------------------------------------------------------------------------------------------------------

AIM VI Capital Appreciation Fund  5/5/1993   ____%  _____%  _____% _____%          _____%   ____%  _____%  _____% _____%
AIM VI Growth Fund                5/5/1993   ____%  _____%  _____% _____%          _____%   ____%  _____%  _____% _____%
AIM VI International Equity Fund  5/5/1993   ____%  _____%  _____% _____%          _____%   ____%  _____%  _____% _____%
AIM VI Value Fund                 5/5/1993   ____%  _____%  _____% _____%          _____%   ____%  _____%  _____% _____%
Alger American Growth Portfolio   1/9/1989   ____%  _____%  _____% _____%  _____%  _____%   ____%  _____%  _____% _____% _____%
Alger American Leveraged AllCap
  Portfolio                      1/25/1995  _____%  _____%  _____%                 _____%  _____%  _____%  _____%
Alger American MidCap Growth
  Portfolio                       5/3/1993  _____%  _____%  _____% _____%          _____%  _____%  _____%  _____% _____%
Alger American Small
  Capitalization Portfolio       9/21/1988  _____%  _____%  _____% _____%  _____%  _____%  _____%  _____%  _____% _____% _____%
Davis VA Financial Portfolio*     7/1/1999                                         _____%
Davis VA Real Estate Portfolio*   7/1/1999                                         _____%
Davis VA Value Portfolio*         7/1/1999                                         _____%
Franklin Growth and Income Fund  1/24/1989  _____%  _____%  _____% _____%  _____%  _____%  _____%  _____%  _____% _____% _____%
Franklin Rising Dividends
  Securities Fund                1/27/1992  _____%  _____%  _____% _____%          _____%  _____%  _____%  _____% _____%
Franklin Small Cap Fund          11/1/1995  _____%  _____%  _____%                 _____%  _____%  _____%  _____%
Franklin U.S. Government Fund    3/14/1989  _____%  _____%  _____% _____%  _____%  _____%  _____%  _____%  _____% _____% _____%
JP Morgan International
  Opportunities Portfolio         1/3/1995  _____%  _____%  _____%                 _____%  _____%  _____%  _____%
JP Morgan US Disciplined Equity
  Portfolio                       1/3/1995  _____%  _____%  _____%                 _____%  _____%  _____%  _____%
Mutual Discovery Securities Fund 11/8/1996  _____%  _____%                         _____%  _____%  _____%
Mutual Shares Securities Fund    11/8/1996  _____%  _____%                         _____%  _____%  _____%
Oppenheimer VA Global
  Securities Fund               11/12/1990  _____%  _____%  _____% _____%          _____%  _____%  _____%  _____% _____%

Oppenheimer VA High Income
  Fund                           4/30/1986  _____%  _____%  _____% _____%  _____%  _____%  _____%  _____%  _____% _____% _____%
Oppenheimer VA Main Street
  Growth & Income Fund            7/5/1995  _____%  _____%  _____%                 _____%  _____%  _____%  _____%
PIMCO VIT High Yield Bond
  Portfolio                      4/30/1998  _____%  _____%                         _____%  _____%  _____%
PIMCO VIT Stocks PLUS Growth &
  Income Portfolio              12/31/1997  _____%  _____%                         _____%  _____%  _____%
PIMCO VIT Total Return Bond
  Portfolio                     12/31/1997  _____%  _____%                         _____%  _____%  _____%
Seligman Global Technology
  Fund                            5/2/1996  _____%  _____%  _____%                 _____%  _____%  _____%  _____%
Seligman Small Cap Value Fund     5/1/1998  _____%  _____%                         _____%  _____%  _____%
Templeton Developing Markets
  Equity Fund                    3/15/1994  _____%  _____%  _____% _____%          _____%  _____%  _____%  _____% _____%
Templeton Global Growth Fund     3/15/1994  _____%  _____%  _____% _____%          _____%  _____%  _____%  _____% _____%
Templeton Pacific Growth Fund    1/27/1992  _____%  _____%  _____% _____%          _____%  _____%  _____%  _____% _____%
Van Kampen LIT Enterprise
  Portfolio                       4/7/1986  _____%  _____%  _____% _____%  _____%  _____%  _____%  _____%  _____% _____% _____%
Van Kampen LIT Growth & Income
  Portfolio                     12/23/1996  _____%  _____%                         _____%  _____%  _____%

*  For funds which have existed less than one year, non-standard cumulative total returns since inception are shown.

--------
Since
Inception
--------

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


Chart B

Total Return for the periods ended __________________________:

                                                     Column I                                                Column II
-------------------------------------------------------------------------------------------------------------------------------
                                  Inception   1999  One    Three  Five   Ten    Since       1999   One     Three  Five   Ten
                                  Date        YTD   Year   Year   Year   Year   Inception   YTD    Year    Year   Year   Year
- -----------------------------------------------------------------------------------------------------------------------------

AIM VI Capital Appreciation
  Fund                           5/5/1993    ____%  _____% _____% _____%          _____%   _____%  _____%  _____% _____%
AIM VI Growth Fund               5/5/1993    ____%  _____% _____% _____%          _____%   _____%  _____%  _____% _____%
AIM VI International Equity
  Fund                           5/5/1993    ____%  _____% _____% _____%          _____%   _____%  _____%  _____% _____%
AIM VI Value Fund                5/5/1993    ____%  _____% _____% _____%          _____%   _____%  _____%  _____% _____%
Alger American Growth
  Portfolio                      1/9/1989    _____%  _____% _____% _____% _____%  _____%   _____%  _____%  _____% _____% _____%
Alger American Leveraged
  AllCap Portfolio               1/25/1995   _____%  _____% _____%                _____%   _____%  _____%  _____%
Alger American MidCap Growth
  Portfolio                       5/3/1993   _____%  _____% _____% _____%         _____%   _____%  _____%  _____% _____%
Alger American Small
  Capitalization Portfolio       9/21/1988   _____%  _____% _____% _____% _____%  _____%   _____%  _____%  _____% _____% _____%
Davis VA Financial Portfolio*     7/1/1999                                        _____%
Davis VA Real Estate Portfolio*   7/1/1999                                        _____%
Davis VA Value Portfolio*         7/1/1999                                        _____%
Franklin Growth and Income
  Fund                           1/24/1989   _____%  _____% _____% _____% _____%  _____%   _____%  _____%  _____% _____% _____%
Franklin Rising Dividends
  Securities Fund                1/27/1992   _____%  _____% _____% _____%         _____%   _____%  _____%  _____% _____% _____%
Franklin Small Cap Fund          11/1/1995   _____%  _____% _____%                _____%   _____%  _____%  _____%
Franklin U.S. Government Fund    3/14/1989   _____%  _____% _____% _____% _____%  _____%   _____%  _____%  _____% _____% _____%
JP Morgan International
  Opportunities Portfolio         1/3/1995   _____%  _____% _____%                _____%   _____%  _____%  _____%
JP Morgan US Disciplined Equity
  Portfolio                       1/3/1995   _____%  _____% _____%                _____%   _____%  _____%  _____%
Mutual Discovery Securities
  Fund                           11/8/1996   _____%  _____%                       _____%   _____%  _____%
Mutual Shares Securities Fund    11/8/1996   _____%  _____%                       _____%   _____%  _____%
Oppenheimer VA Global Securities
  Fund                          11/12/1990   _____%  _____% _____% _____%         _____%   _____%  _____%  _____% _____%
Oppenheimer VA High Income
  Fund                           4/30/1986   _____%  _____% _____% _____% _____%  _____%   _____%  _____%  _____% _____% _____%
Oppenheimer VA Main Street
  Growth & Income Fund            7/5/1995   _____%  _____% _____%                _____%   _____%  _____%  _____%
PIMCO VIT High Yield Bond
  Portfolio                      4/30/1998   _____%  _____%                       _____%   _____%  _____%
PIMCO VIT Stocks PLUS Growth &
  Income Portfolio              12/31/1997   _____%  _____%                       _____%   _____%  _____%
PIMCO VIT Total Return Bond
  Portfolio                     12/31/1997   _____%  _____%                       _____%   _____%  _____%
Seligman Global Technology
  Fund                            5/2/1996   _____%  _____% _____%                _____%   _____%  _____%  _____%
Seligman Small Cap Value Fund     5/1/1998   _____%  _____%                       _____%   _____%  _____%
Templeton Developing Markets
  Equity Fund                    3/15/1994   _____%  _____% _____% _____%         _____%   _____%  _____%  _____% _____%
Templeton Global Growth Fund     3/15/1994   _____%  _____% _____% _____%         _____%   _____%  _____%  _____% _____%
Templeton Pacific Growth Fund    1/27/1992   _____%  _____% _____% _____%         _____%   _____%  _____%  _____% _____%
Van Kampen LIT Enterprise
  Portfolio                       4/7/1986   _____%  _____% _____% _____% _____%  _____%   _____%  _____%  _____% _____% _____%
Van Kampen LIT Growth & Income
  Portfolio                     12/23/1996   _____%  _____%                       _____%   _____%  _____%

*  For funds which have existed less than one year, non-standard cumulative total returns since inception are shown.
--------------------------------------------------------------------------------------------------------------------



--------
Since
Inception
--------


 _____%
 _____%

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


Federal Tax Status
--------------------------------------------------------------------------------

Note: The following description is based upon the Insurance Company's understanding of current federal income tax law applicable to annuities in general. The Insurance Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Insurance Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

General

Section 72 of the Internal Revenue Code of 1986, as amended ("Code") governs taxation of annuities in general. A Contract Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option elected. For a lump sum payment received as a total withdrawal (total redemption) or death benefit, the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Contract Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Insurance Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Insurance Company, and its operations form a part of the Insurance Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued regulations (Treas. Reg. 1.817-5) which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Insurance Company intends that all Portfolios of Franklin Templeton Variable Insurance Products Trust underlying the Contracts will be managed by the investment managers for Franklin Templeton Variable Insurance Products in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Contract Owner control of the investments of the Separate Account will cause the Contract Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Contract Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Contract Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Contract Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Contract Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Contract Owner being retroactively determined to be the owner of the assets of the Separate Account. Due to the uncertainty in this area, the Insurance Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year period to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Contract Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year period.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on purchase payments for the Contracts will be taxed currently to the Contract Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may be a taxable event. Contract Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the Contract Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Contract Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
(a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or (b) distributions which are required minimum distributions; or
(c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or (d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Surrenders - Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate purchase payments made, any amount surrendered will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Surrendered earnings are includable in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Contract Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of Qualified Plans. Because of the minimum purchase payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Contract Owners, Annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Insurance Company's administrative procedures. Contract Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only.

The tax rules regarding Qualified Plans are very complex and will have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Insurance Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available and described in this Statement of Additional Information. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts. (See "Tax Treatment of Surrenders - Qualified Contracts.")

a.   Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employee until the employee receives distributions from the Contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations.") Employee loans are not allowed under these Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which may be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts.") Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year periods beginning with tax year 1998. Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.   Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary, depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these Plans. (See "Tax Treatment of Surrenders - Qualified Contracts.") Purchasers of Contracts for use with Pension or Profit-Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Surrenders - Qualified Contracts

In the case of a surrender under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been properly rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Contract Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Contract Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Contract Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Contract Owner or Annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a Contract Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Contract Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Contract Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract Owner or Annuitant (as applicable) and his or her spouse and dependents if the Contract Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception no longer applies after the Contract Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (I) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in item (c) applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

A partial liquidation (withdrawal) during the Payout Phase may result in the modification of the series of Annuity Payments made after such liquidation and therefore could result in the imposition of the 10% penalty tax and interest for the period as described above unless another exception to the penalty tax applies. You should obtain competent tax advice before you make any liquidations from your Contract.

Generally, distributions from a Qualified Plan must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2, or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Surrender Limitations

The Code limits the surrender of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Contract Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Contract Owner's Contract Value which represents contributions by the Contract Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, and to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Contract Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Annuity Provisions
--------------------------------------------------------------------------------

Fixed Annuity Payout

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Insurance Company and do not vary with the investment experience of a Portfolio. The Fixed Account value on the day immediately preceding the Income Date will be used to determine the Fixed Annuity monthly payment. The monthly Annuity Payment will be based upon the Contract Value at the time of annuitization, the Annuity Option selected, the age of the Annuitant and any joint Annuitant and the sex of the Annuitant and joint Annuitant where allowed.

Variable Annuity Payout

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Portfolio(s).

Annuity Unit Value

On the Income Date, a fixed number of Annuity Units will be purchased as follows:

The first Annuity Payment is equal to the Adjusted Contract Value, divided first by $1,000 and then multiplied by the appropriate Annuity Payment amount for each $1,000 of value for the Annuity Option selected. In each Sub-Account the fixed number of Annuity Units is determined by dividing the amount of the initial Annuity Payment determined for each Sub-Account by the Annuity Unit value on the Income Date. Thereafter, the number of Annuity Units in each Sub-Account remains unchanged unless the Contract Owner elects to transfer between Sub-Accounts. All calculations will appropriately reflect the Annuity Payment frequency selected.

On each subsequent Annuity Payment date, the total Annuity Payment is the sum of the Annuity Payments for each Sub-Account. The Annuity Payment in each Sub-Account is determined by multiplying the number of Annuity Units then allocated to such Sub-Acount by the Annuity Unit value for that Sub-Account.
On each subsequent valuation date, the value of an Annuity Unit is determined in the following way:

First: The Net Investment Factor is determined as described in the Prospectus under "Purchase - Accumulation Units."

Second: The value of an Annuity Unit for a valuation period is equal to:

a. the value of the Annuity Unit for the immediately preceding valuation period.

b.   multiplied by the Net Investment Factor for the current valuation period;

c. divided by the Assumed Net Investment Factor (see below) for the valuation period.

The Assumed Net Investment Factor is equal to one plus the Assumed Investment Return which is used in determining the basis for the purchase of an Annuity, adjusted to reflect the particular Valuation Period. The Assumed Investment Return that the Insurance Company will use is 5%. However, the Company may agree to use a different rate (which will never exceed 7%).

Financial Statements
--------------------------------------------------------------------------------

The audited consolidated financial statements of the Insurance Company as of and for the year ended December 31, 199_, included herein should be considered only as bearing upon the ability of the Insurance Company to meet its obligations under the Contracts. The audited financial statements of the Separate Account as of and for the year ended December 31, 199_ are also included herein.

(Financial statements to be filed by amendment.)



                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

      The financial Statements of the Company and the Variable Account will be filed by amendment.


      b. Exhibits


      1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account(1)
      2. Not  Applicable
      3.a. Principal  Underwriter's  Agreement(2)
      3.b. Selling Agreement (to be filed by amendment)
      4. Individual  Variable  Annuity  Contract
      4.a. Waiver  of  Contingent  Deferred  Sales  Charge  Endorsement
      4.b. Traditional Death  Benefit  Endorsement
      4.c. Enhanced Death Benefit Endorsement
      4.d. Individual Retirement Annuity Endorsement
      4.e. Unisex Endorsement
      4.f. Pension Plan and Profit Sharing Plan Endorsement
      4.g. Group Pension Plan Death Benefit Endorsement
      4.h. 403(b) Annuity Endorsement
      4.i. Roth IRA Endorsement
      5. Application  for  Individual  Variable  Annuity  Contract
      6. (i)   Copy  of  Articles  of  Incorporation of the Company(1)
         (ii)  Copy  of  the  Bylaws  of  the  Company(1)
      7. Not Applicable
      8.a. Form of Fund Participation Agreement between North American
           Life and Casualty Company and Franklin Valuemark Funds(1)
      8.b. Form of Fund Participation Agreement between AIM Variable
           Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC(3)
      8.c. Form of Fund Participation Agreement between Alger American
           Fund, Allianz Life Insurance Company of North America and Fred Alger and Company(3)
      8.d. Form of Fund Participation Agreement between USAllianz Variable
           Insurance Products Trust, Allianz Life Insurance Company of
           North America and BISYS Fund Services Limited Partnership(3)
      8.e. Form of Fund Participation Agreement between Davis Variable
           Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America(4)
      8.f. Form of Fund Participation Agreement between Van Kampen Life
           Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management Inc. and Allianz Life Insurance Company of North America(4)
      8.g. Form of Fund Participation Agreement between Allianz Life
           Insurance Company of North America and J.P. Morgan Series Trust
           II(4)
      8.h. Form of Fund Participation Agreement between Oppenheimer Variable
           Account Funds, Oppenheimer Funds Inc. and Allianz Life Insurance Company of North America(4)
      8.i. Form of Fund Participation Agreement between Allianz Life Insurance
           Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC(4)
      8.j. Form of Fund Participation Agreement between Seligman Portfolios,
           Inc. and Allianz Life Insurance Company of North America(4)
      9. Opinion and Consent of Counsel (to be filed by amendment)
     10. Independent Auditors' Consent (to be filed by amendment)
     11. Not Applicable
     12. Not Applicable
     13. Not Applicable
     14. Company Organizational Chart(2)


(1) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on June 24, 1996.

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on December 13, 1996.


(3) Incorporated by reference to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618) electronically filed on November 12, 1999.

(4) Incorporated by reference to Registrant's Pre-Effective Amendment to Form N-4 (File Nos. 333-82329 and 811-05618) electronically filed December 30, 1999.

Item  25.    Directors  and  Officers  of  the  Depositor

The following are the Officers and Directors of the Insurance Company:

Name and Principal            Positions and Offices
Business Address              with Depositor
- ----------------------------  ---------------------------------

Lowell C. Anderson            Chairman of the Board
1750 Hennepin Avenue
Minneapolis, MN 55403

Robert W. MacDonald           Director and Chief
1750 Hennepin Avenue          Executive Officer
Minneapolis, MN 55403

Margery G. Hughes             President and Chief
1750 Hennepin Avenue          Administrative Officer
Minneapolis, MN 55403

Mark A. Zesbaugh              Senior Vice President and
1750 Hennepin Avenue          Chief Financial Officer
Minneapolis, MN 55403

Herbert F. Hansmeyer          Director
777 San Marin Drive
Novato, CA 94998

Michael P. Sullivan           Director
7505 Metro Boulevard
Minneapolis, MN 55439

Dr. Gerhard Rupprecht         Director
Reinsburgstrasse 19
D-70178
Stuttgart, Germany

Edward J. Bonach              President-Special Markets
1750 Hennepin Avenue          Division
Minneapolis, MN 55403

Robert S. James               President - Individual
1750 Hennepin Avenue          Division
Minneapolis, MN 55403

Rev. Dennis Dease             Director
c/o University of St. Thomas
215 Summit Avenue
St. Paul, MN 55105-1096

James R. Campbell             Director
c/o Norwest Corp.
Norwest Center
Sixth & Marquette
Minneapolis, MN 55479-0116

Robert M. Kimmitt             Director
Wilmer, Cutler & Pickering
2445 M Street NW
Washington, DC  20037-1420

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Company organizational chart is incorporated herein by reference to Pre-Effective Amendment No. 1 (File Nos. 333-06709 and 811-05618)

Item 27. Number of Contract Owners

Not Applicable.

Item 28. Indemnification

The Bylaws of the Insurance Company provide that:

Each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a Director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the laws of the State of Minnesota, and in the manner prescribed therein.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

     a. USAllianz Investor Services, LLC (formerly NALAC Financial Plans, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:

                 Allianz  Life  Variable  Account  A
                 Preferred  Life  Variable  Account  C

     b. The following are the officers(managers) and directors (Board of Governors) of USAllianz Investor Services, LLC:

                          Positions and Offices
Business Address          with Underwriter
- ----------------------  ----------------------

Christopher H. Pinkerton  Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Thomas B. Clifford        Chief Manager and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael T. Westermeyer    Secretary and Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Michael J. Yates          Treasurer
1750 Hennepin Avenue
Minneapolis, MN 55403

Edward J. Bonach          Governor
1750 Hennepin Avenue
Minneapolis, MN 55403

Catherine L. Mielke       Compliance Officer
1750 Hennepin Avenue
Minneapolis, MN 55403

     c.  Not Applicable

Item 30. Location of Accounts and Records

Thomas Clifford, whose address is 1750 Hennepin Avenue, Minneapolis, Minnesota 55403 and Delaware Valley Financial Services, Valuemark Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item 31. Management Services

Not  Applicable

Item 32. Undertakings

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     d. Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

The Insurance Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.


                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf in the City of Minneapolis and State of Minnesota, on this 24th day of January, 2000.

                                         ALLIANZ  LIFE
                                         VARIABLE  ACCOUNT  B
                                         (Registrant)


                                         By:  ALLIANZ  LIFE  INSURANCE COMPANY
                                              OF  NORTH  AMERICA
                                                 (Depositor)




                                         By: /S/ MICHAEL T. WESTERMEYER
                                            --------------------------------
                                            Michael T. Westermeyer



                                         ALLIANZ  LIFE  INSURANCE  COMPANY
                                         OF  NORTH  AMERICA
                                          (Depositor)




                                          By: /S/ MICHAEL T. WESTERMEYER
                                             ------------------------------
                                             Michael T. Westermeyer





Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature  and  Title

                         Chairman of the Board                      1/24/2000
Lowell C. Anderson*                                                 ------
Lowell C. Anderson                                                    Date
                                                                    1/24/2000
                         Director and Chief Executive                ------
Robert W. MacDonald*     Officer                                      Date
Robert W. MacDonald
                                                                    1/24/2000
Margery G. Hughes*       President and Chief Administrative          ------
Margery G. Hughes        Officer                                      Date

                                                                    1/24/2000
Mark A. Zesbaugh*        Chief Financial Officer and                 ------
Mark A. Zesbaugh         Senior Vice President                        Date

Herbert F. Hansmeyer*    Director                                   1/24/2000
Herbert F. Hansmeyer                                                 ------
                                                                     Date

Michael P. Sullivan*     Director                                   1/24/2000
Michael P. Sullivan                                                  ------
                                                                     Date

Dr. Gerhard Rupprecht*   Director                                   1/24/2000
Dr. Gerhard Rupprecht                                                ------
                                                                     Date

Rev. Dennis Dease*       Director                                   1/24/2000
Rev. Dennis Dease                                                    ------
                                                                     Date

James R. Campbell*       Director                                   1/24/2000
James R. Campbell                                                    ------
                                                                     Date

Robert M. Kimmitt*       Director                                   1/24/2000
Robert M. Kimmitt                                                    ------
                                                                     Date


                                         *By    Power  of  Attorney



                                          By: /S/ MICHAEL T. WESTERMEYER
                                              --------------------------------
                                              Michael T. Westermeyer
                                              Attorney-in-Fact




                         LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Lowell C. Anderson, Chairman of the Board, President & Chief Executive Officer of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Michael T. Westermeyer, as my attorney and agent, for me, and in my name as Chairman of the Board, President & Chief Executive Officer on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

       WITNESS my hand and seal this 3rd day of April 1998.


WITNESS

/s/ Mary Ann Lemke                              /s/ Lowell C. Anderson
___________________________                     _____________________________
                                                Lowell C. Anderson





                       LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Robert W. MacDonald, Chief Executive Officer and a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Michael T. Westermeyer, as my attorney and agent, for me, and in my name as Chief Executive Officer and a Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

         WITNESS my hand and seal this 12th day of October 1999.


WITNESS

/s/ Stacey Thiele                                 /s/ Robert W. MacDonald
___________________________                     _____________________________
                                                    Robert W. MacDonald



                           LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Margery G. Hughes, President and Chief Administrative Officer of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as President and Chief Administrative Officer on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

       WITNESS my hand and seal this 7th day of October 1999.


WITNESS

/s/   illegible                                    /s/ Margery G. Hughes
___________________________                     _____________________________
                                                     Margery G. Hughes





                       LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Mark A. Zesbaugh, Senior Vice President and Chief Financial Officer of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Robert W. MacDonald and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as Senior Vice President and Chief Financial Officer of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

         WITNESS my hand and seal this 6th day of October 1999.


WITNESS

 /s/ Stacey Thiele                                 /s/ Mark A. Zesbaugh
___________________________                     _____________________________
                                                    Mark A. Zesbaugh




                         LIMITED POWER OF ATTORNEY

       KNOWN ALL MEN BY THESE PRESENTS, that I, Herbert F. Hansmeyer, a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Lowell C. Anderson and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

       WITNESS my hand and seal this 29th day of September 1997.


WITNESS

/s/ Kathleen Doolwith                           /s/ Herbert Hansmeyer
___________________________                     _____________________________
                                                Herbert Hansmeyer





                       LIMITED POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS, that I, Michael P Sullivan, a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Lowell C. Anderson and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

         WITNESS my hand and seal this 5th day of September 1997.


WITNESS

/s/ Karen M Amundson                            /s/ Michael P. Sullivan
___________________________                     _____________________________
                                                Michael P. Sullivan




                         LIMITED POWER OF ATTORNEY

       KNOWN ALL MEN BY THESE PRESENTS, that I, Gerhard G. Rupprecht, a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Lowell C. Anderson and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

       WITNESS my hand and seal this ____ day of ___________ 1997.


WITNESS

                                                /s/ Gerhard G. Rupprecht
___________________________                     _____________________________
                                                Gerhard G Rupprecht


I hereby certify that the above is the true signature, acknowledged in my presence of

                         Dr. Gerhard Rupprecht
                   Chairman of the Board of Management
               Reinsburgstrabe 19, 70178 Stuttgart, Germany

personally known to me.

                                 Stuttgart, den 17.09.1997

                                 /s/ Dr. Kubler

                                 Dr. Kubler



                       LIMITED POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS, that I, Dennis J. Dease, a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Lowell C. Anderson and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

         WITNESS my hand and seal this 5th day of September 1997.


WITNESS

/s/ Sandra J. Schwartz                          /s/ Dennis J. Dease
___________________________                     _____________________________
                                                Dennis J. Dease



                         LIMITED POWER OF ATTORNEY

         KNOWN ALL MEN BY THESE PRESENTS, that I, James R. Campbell, a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Lowell C. Anderson and Michael T. Westermeyer, each individually as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

         WITNESS my hand and seal this 8th day of September 1997.


WITNESS

/s/ Carrie Knowles                              /s/ James R. Campbell
___________________________                     _____________________________
                                                James R. Campbell


                        LIMITED POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS, that I, Robert M. Kimmitt, a Director of Allianz Life Insurance Company of North America (Allianz Life), a corporation duly organized under the laws of Minnesota, do hereby appoint Lowell C. Anderson and Michael T. Westermeyer, each individually, as my attorney and agent, for me, and in my name as Director of Allianz Life on behalf of Allianz Life, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of aforesaid Acts.

       WITNESS my hand and seal this 6th day of April 1998.


WITNESS

/s/ Mary Ann Lemke                              /s/ Robert M. Kimmitt
___________________________                     _____________________________
                                                Robert M. Kimmitt








                                    EXHIBITS

                                       TO

                                    FORM N-4

                         ALLIANZ LIFE VARIABLE ACCOUNT B

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA






                                INDEX TO EXHIBITS



EXHIBIT                                                                   PAGE

EX-99.B4.   Individual  Variable  Annuity  Contract
EX-99.B.4a. Waiver of Contingent Deferred Sales Charge Endorsement EX-99.B.4b. Traditional Death Benefit Endorsement
EX-99.B4.c. Enhanced Death Benefit Endorsement
EX-99.B4.d. Individual Retirement Annuity Endorsement
EX-99.B4.e. Unisex Endorsement
EX-99.B4.f. Pension Plan and Profit Sharing Plan Endorsement
EX-99.B4.g. Group Pension Plan Death Benefit Endorsement
EX-99.B4.h. 403(b) Annuity Endorsement
EX-99.B4.i.  Roth IRA Endorsement
EX-99.B5.   Application  for  Individual  Variable  Annuity  Contract